UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 16, 2013

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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TRANSPORTADORA DE GAS DEL SUR S.A. (“TGS” or “the Company”)

Condensed Interim Consolidated Financial Statements as of June 30, 2013 and for the six-month periods ended June 30, 2013 and 2012

TABLE OF CONTENTS

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013:

-

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

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CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

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CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

-

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013

EXHIBIT I – CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

LIMITED REVIEW REPORT

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ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated interim financial statements as of June 30, 2013, December 31, 2012 and January 1, 2012 and for the six-month periods ended June 30, 2013 and 2012. The condensed interim consolidated financial statements for the six month periods ended June 30, 2013 and 2012 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Information” as issued by the IASB, adopted by the Comisión Nacional de Valores (“CNV”) through General Resolutions No. 562 and 576 and the regulations of Ente Nacional Regulador del Gas (“ENARGAS”).

The Company’s condensed interim consolidated financial statements for the six-month periods ended June 30, 2013 and 2012 have been subjected to limited reviews performed by Price Waterhouse & Co. S.R.L.

1. Results of Operations

The following table presents a summary of the consolidated results of operations for the six-month periods ended June 30, 2013 and 2012:

Overview

For the six-month period ended June 30, 2013, the Company has reported a net income of Ps. 93.3 million, in comparison to the Ps. 98.6 million reported in the same period 2012.

The decrease in the net income for the first half 2013 was mainly driven by the negative impact of the Ps. 95.2 million variation reported in Net Financial Results due to the increase of foreign exchange rate loss, which was partially compensated by an increase of Ps. 91.0 million in the Operating income.

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Net revenues

Natural Gas Transportation

Natural Gas Transportation represented approximately 26% and 25% of total net revenues during the six-month periods ended June 30, 2013 and 2012, respectively. Natural gas transportation revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity. In addition, TGS renders operation and maintenance services of the gas transportation assets, which belong to the gas trusts created by the Argentine government to expand the transportation capacity of the pipeline system.

Natural Gas Transportation revenues for the six-month period ended June 30, 2013 increased by Ps. 40.9 million compared to the same period 2012. Increased revenues were due to a higher natural gas transportation demand rendered under interruptible transportation contracts.

Production and commercialization of Liquids

Net revenues from the production and commercialization of Liquids segment represented approximately 70% and 68% of TGS’s total net revenues during the six-month periods ended June 30, 2013 and 2012, respectively. Production and commercialization of liquids activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, TGS recovers ethane, propane, butane and natural gasoline. TGS sells its production of liquids in the domestic and the international markets. TGS sells part of its production of propane and butane to liquids marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

Revenues from the production and commercialization of Liquids segment increased by Ps. 109.0 million in the six-month period ended June 30, 2013 in comparison with the same period 2012. This increase is mainly due to: (i) the variation in the foreign exchange rate of the Argentine peso related to the U.S. dollar, (ii) better sales terms, and (iii) an increase in the volume exported. Both effects were partially compensated by a fall in the international reference prices.

Other services

The Company renders “midstream” services that mainly consist of gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Other services also include telecommunication services rendered by Telcosur S.A., a company controlled by TGS.

In the six-month period ended June 30, 2013, Other Services revenues decreased by Ps. 30.4 million in comparison with the same period 2012. This decrease was principally as a consequence of the higher revenues registered in 2012’s period in relation to the construction services rendered in connection with expansion works both in the natural gas transportation pipeline system and the facilities located near the city of Bahía Blanca for the input of re-gasified liquefied natural gas proceeding from the re-gasification tank.

Operating costs

Operating costs for the six-month period ended June 30, 2013, increased by Ps. 47.8 million, compared to the same period 2012. This variation is mainly attributed to: (i) the Ps. 35.4 million increase in the labor costs, (ii) the Ps. 29.8 million increase in the tax on exports charges explained by the increase in the foreign exchange rate recorded during the six-month period ended June 30, 2013, and (iii) other operating costs. These effects were partially offset by a Ps. 44.2 million decrease in the Liquids variable production costs.

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The positive variation of Ps. 19.3 million recorded under “Other operating results” is mainly due to the decrease in provisions for contingencies.

Net financial expense

Net financial expense increased by Ps. 95.2 million in the six-month period ended June 30, 2013 compared to the same period 2012. The breakdown of net financial results is as follows:

This increase is mostly attributable to a higher foreign exchange loss of Ps. 110.2 million.

Income tax expense

For the first half 2013, TGS reported a Ps. 54.4 million income tax expense, compared to Ps. 53.6 million reported in the same period of 2012.

2. Liquidity

The Company’s primary sources and application of funds during the six-month period ended June 30, 2013 and 2012, are shown in the table below:

Even though cash flow from operating activities in the six-month period ended June 30, 2013 increased by Ps. 61.6 million, cash generation declined by Ps. 189.2 million in this half, mainly because of the dividend payments made by the Company of: (i) Ps. 145.3 million according to resolutions of the Ordinary Shareholders meeting held on April 12, 2012 and (ii) Ps. 118.3 million according to resolutions of the Board of Directors’ Meeting held on March 18, 2013.

3. Second Quarter 2013 vs. Second Quarter 2012

The following table presents a summary of the consolidated results of operations for the second quarters ended June 30, 2013 and 2012:

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Total net revenues for the second quarter of 2013 decreased by 11.4% in comparison with the same period in 2012. Natural Gas transportation revenues for the second quarter of 2013 presented a Ps. 12.9 million mild increase over the same quarter of 2012. Higher revenues were explained by an increased demand for natural gas transportation rendered under interruptible transportation contracts, amounting Ps. 9.9 million.

The production and commercialization of Liquids segment revenue decreased Ps. 66.2 million in the second quarter ended June 30, 2013. This decrease is mainly due to (i) a lower volume sold, and (ii) a fall in the international reference prices. Both effects were partially compensated by an increase in the foreign exchange rate of the Argentine peso related to the U.S. dollar.

Other Services revenues decreased by Ps. 8.0 million in the second quarter of 2013 from the same period of 2012. This decrease was principally as a consequence of:  (i) lower revenues related to the construction services rendered in connection with expansion works both, in the natural gas transportation pipeline system and the facilities located near the city of Bahía Blanca for the input of re-gasified liquefied natural gas proceeding from the re-gasification tank (representing a negative variation of Ps. 4.5 million), and (ii) a Ps. 3.5 million decrease in the revenues from telecommunication services as a consequence of a one-time sale made in the second quarter of 2012 in Telcosur S.A.

Cost of sales and administrative and selling expenses decreased to Ps. 369.8 million in the second quarter 2013 from Ps. 433.6 million in the same previous year period. This variation is mainly attributed to a Ps. 79.0 million decline in the Liquids variable production costs. In addition, tax on exports decreased by Ps. 19.3 million. Both effects were partially offset by a higher labor cost charge of Ps. 22.1 million.

Other operating results for the three-month period ended June 30, 2013 decreased by Ps. 7.0 million, compared with the same period in 2012. The negative variation is mainly attributable to the provisions for contingencies recorded in the second quarter of 2013.

Net financial expense was Ps. 123.6 million in the second quarter of 2013, compared to Ps. 68.8 million reported in the same period of 2012. This Ps. 54.8 million negative variation is mostly attributable to a higher foreign exchange loss.

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4. Consolidated Statement of Financial Position Summary

Summary of the consolidated statement of financial position as of June 30, 2013 and 2012:

5. Consolidated Statements of Comprehensive Income Summary

Summary of the consolidated statements of comprehensive income information for the six-month periods ended June 30, 2013 and 2012:

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6. Statistical Data (Physical Units)

	Six-month period ended June 30,					Second quarter ended June 30,
	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
Gas Transportation
Average firm contracted capacity (in billions of cubic feet per day (“Bcf/d”))	2.90	2.91	2.83	2.81	2.73	2.89	2.91	2.84	2.84	2.75
Average daily deliveries (in Bcf/d)	2.27	2.27	2.24	2.14	2.23	2.40	2.43	2.39	2.28	2.38
NGL production and commercialization
? Production
Ethane (in short tons)	180,100	171,490	180,267	168,000	178,306	74,898	78,144	66,972	56,666	88,697
Propane and butane (in short tons)	262,874	248,979	243,128	291,751	262,619	107,421	106,646	100,041	141,989	118,806
Natural Gasoline (in short tons)	52,951	54,828	50,126	60,332	55,525	21,002	23,713	20,552	30,174	25,400
? Local market sales (a)
Ethane (in short tons)	180,100	171,490	180,267	168,000	178,306	74,898	78,144	66,972	56,666	88,697
Propane and butane (in short tons)	160,936	146,852	154,932	165,731	130,479	83,165	85,335	87,603	94,346	68,091
Natural Gasoline (in short tons)	-	-	-	440	-	-	-	-	440	-
? Exports (a)
Propane and butane (in short tons)	96,614	111,940	100,187	131,729	138,685	-	15,548	21,713	50,216	46,122
Natural Gasoline (in short tons)	54,878	59,501	49,829	52,643	54,012	26,421	33,994	17,932	19,363	23,205

(a) Includes natural gas processed on behalf of third parties.

7. Comparative ratios

8. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2013	2012	2011	2010	2009
January	3.10	2.78	4.79	2.16	1.77
February	2.56	2.75	4.45	2.14	1.44
March	2.82	2.88	3.90	2.60	1.52
April	3.04	2.63	4.50	2.59	1.47
May	2.91	2.62	3.10	2.50	1.45
June	2.60	2.20	3.22	2.50	1.78
July		2.30	3.14	2.93	1.83
August		2.27	3.20	2.75	1.80
September		2.12	2.85	2.78	2.35
October		1.90	3.20	3.16	2.20
November		1.92	2.80	3.95	2.08
December		2.22	2.75	4.61	2.20

9. Outlook

In 2013, we plan to continue working with the National Government to finally conclude the renegotiation of the license and start the tariff review process that will bring the re-composition of the profitability of the natural gas transportation business. We will also manage the expansion works in our pipeline system promoted by the National Government under the Gas Trust Fund Program, which will not only bring us revenues related to the management of the works, but will increase our revenues corresponding to the operation and maintenance of the assets owned by the Trust Funds as well. Our endeavor will also be

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focused on the renewal of the firm natural gas transportation agreements that expire in the short term and represent a substantial portion of the natural gas transportation revenues.

In the business of Liquids, actions are intended to ensure greater availability of natural gas for processing at reasonable costs, working to minimize negative impacts attributable to external factors and using alternatives that are viable for the supply of natural gas. Since it was agreed the termination of certain supply agreements of Cerri complex, the Company is conducting negotiations for their replacement.

Moreover, TGS will seek to maximize export prices through increased participation of bidders to new tenders and the development of alternative markets to of weak perspectives in the price of commodities.

In the field of Other Services, we will search for new opportunities such as the expansion of telecommunication services and the rendering of logistic services in Puerto Galván and also, the optimization of telecommunications service.

In 2013 TGS will perform actions for the restraint of cost increases in operating and maintenance without affecting the reliability and availability of the system of natural gas pipelines. Moreover, TGS will continue the process of continuous improvement in occupational health and safety actions such as the standardization and systematization of the risk management in pipelines, compressor stations and processing facilities, and finally, the Company will continue new training initiatives that the Company provides permanently operating personnel for technical training.

Autonomous City of Buenos Aires, July 23, 2013.

Rigoberto O. Mejía Aravena
Interim Board of Directors’ Chairman

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TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

 (Stated in thousands of pesos as described in Note 2 except for basic and diluted earnings per share)

Rigoberto O. Mejía AravenaInterim Board of Directors´ Chairman

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TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2013, DECEMBER 31, 2012 AND JANUARY 1, 2012

(Stated in thousands of pesos as described in Note 2)

Note	06.30.2013	12.31.2012	01.01.2012
ASSETS				
Non-current assets				
Property, plant and equipment	7	3,915,506	3,948,031	3,983,453
Intangible assets	8	2,024	2,489	3,419
Investments in equity-accounted investees	6.i.	3,460	3,218	2,826
Other financial assets	16.c. and 17	168,997	-	-
Deferred tax assets	10	92	67	1,548
Other receivable	6.a.	51,292	50,808	72,446
Trade receivable	6.b.	40,741	48,057	52,111
Total non-current assets		**4,182,112**	**4,052,670**	**4,115,803**
Current assets				
Other receivable	6.a.	159,457	167,577	100,664
Inventories		31,208	54,282	7,588
Trade receivable	6.b.	272,029	449,118	340,424
Other investments		-	138,523	112,640
Cash and cash equivalent	6.c.	715,346	693,044	346,652
Total current assets		**1,178,040**	**1,502,544**	**907,968**
Total Assets		**5,360,152**	**5,555,214**	**5,023,771**
EQUITY				
Equity attributable to owners of the Company		2,008,826	2,033,866	1,951,119
Non-controlling interests		1	1	1
Total equity		**2,008,827**	**2,033,867**	**1,951,120**
LIABILITES				
Non-current liabilities				
Deferred tax liabilities	10	536,203	557,568	604,448
Advances from customers	6.d.	276,143	279,562	281,126
Loans	9	1,522,543	1,853,510	1,609,799
Total non-current liabilities		**2,334,889**	**2,690,640**	**2,495,373**
Current liabilities				
Provisions for contingencies	12	138,063	144,054	130,764
Advances from customers	6.d.	24,429	24,639	29,208
Other payables	6.e.	4,527	150,027	7,721
Taxes payable	6.f.	52,073	73,848	49,136
Payroll and social security taxes payable		44,100	53,221	53,064
Loans	9	532,577	22,569	15,846
Trade payable	6.g.	220,667	362,349	291,539
Total current liability		**1,016,436**	**830,707**	**577,278**
Total liabilities		**3,351,325**	**3,521,347**	**3,072,651**
Total equity and liabilities		**5,360,152**	**5,555,214**	**5,023,771**

The accompanying notes and the Exhibit I are an integral part of these condensed interim consolidated financial statements.

Rigoberto O. Mejía AravenaInterim Board of Directors´ Chairman

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TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Stated in thousands of pesos as described in Note 2)

Rigoberto O. Mejía AravenaInterim Board of Directors´ Chairman

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TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Stated in thousands of pesos)

2013	2012
Cash flows provided by operating activities		
Net income for the period	93,251	98,595
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	121,314	115,012
Amortization of intangible assets	465	465
Consumption of materials	1,163	1,184
Gain / (loss) on related companies	45	(317)
Increase in allowances and provisions	(13,052)	5,829
Interest expense accrual	97,526	78,528
Interest accrual generated by other financial assets	(8,816)	(3,956)
Income tax accrual	54,361	51,864
Foreign exchange loss	148,362	69,588
Non-cash revenues from sales	(500)	-
Changes in assets and liabilities:		
Trade receivables	192,031	80,658
Other receivables	1,424	3,787
Inventories	23,074	(26,082)
Accounts payable	(142,476)	(10,252)
Advances from customers	(15,633)	(27,490)
Payroll and social security taxes	(7,927)	(18,126)
Taxes payable	(51,727)	(30,651)
Other liabilities	(419)	(325)
Provisions for contingencies	(11,226)	(84)
Interest paid	(80,839)	(65,374)
Income tax paid	(45,278)	(29,364)
Cash flows provided by operating activities	355,123	293,489
Cash flows used in investing activities		
Additions to property, plant and equipment	(88,299)	(90,882)
Cash flows used in investing activities	(88,299)	(90,882)
Cash flows used in financing activities		
Dividends paid	(263,659)	-
Cash flows used in financing activities	(263,659)	-
Effect of foreign exchange rate changes on cash and cash equivalents	19,137	8,900
NET INCREASE IN CASH AND CASH EQUIVALENTS	22,302	211,507
Cash and cash equivalents at the beginning of the year	693,044	346,652
Cash and cash equivalents at the end of the period	715,346	558,159

The accompanying notes and the Exhibit I are an integral part of these condensed interim consolidated financial statements.

For supplemental cash flow information see Note 11.

Rigoberto O. Mejía AravenaInterim Board of Directors´ Chairman

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TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

_____________________________________________________________________________________________________

1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced operations on December 29, 1992 and it is engaged in the Transportation of Natural Gas and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. The Company also renders midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (“Petrobras Argentina”) and a subsidiary (jointly “Group Petrobras Argentina”), which altogether hold 50% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) (“the trust”) who has a trust shareholding of 40%; and (iii) EPCA S.A. (“EPCA”) –belonging to Pampa Energía S.A. (“Pampa Energía”)- with the remaining 10%.

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement, signed on April 16, 2004 by Group Petrobras Argentina and subsidiaries of Enron Corp. (“Enron”) as of such date. The shareholding exchange was carried out on August 29, 2005, after ENARGAS approval by Note No. 4,858 issued in July 2005. In this stage, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Group Petrobras Argentina transferred its TGS class “B” common shares (accounting for 7.35% of the outstanding share capital of TGS) to Enron subsidiaries. Later, and within the framework of a settlement agreement entered into among CIESA, Petrobras Argentina Group, Inversiones Argentina I, Pampa Inversiones S.A. and Pampa Energía, owner of the total amount of the financial indebtedness of CIESA as of July 13, 2012, CIESA transferred 34,133,200 TGS Class B common shares –representing 4.2962% in TGS- to Pampa Energía Group.

2.

BASIS OF PRESENTATION

The condensed interim consolidated financial statements for the six-month periods ended June 30, 2013 and 2012 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Information” as issued by the IASB, adopted by the Comisión Nacional de Valores (“CNV”) through General Resolutions No. 562 and 576.

The condensed interim consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” or “pesos”), unless indicated otherwise.

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TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

_____________________________________________________________________________________________________

Detailed data reflecting subsidiary control as of June 30, 2013 is as follows:

	% of shareholding
Company	and votes	Closing date	Main activity

Telcosur S.A.	99.98	December 31	Telecommunication Services

3.

SIGNIFICANT ACCOUNTING POLICIES

These condensed interim consolidated financial statements must be read together with the information included in Exhibit I – Consolidated Financial Statements as of December 31, 2012.

These condensed interim consolidated financial statements have been prepared in accordance with the accounting policies used in the preparation of the consolidated financial statements as of December 31, 2012 included in Exhibit I.

As required by the provisions of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), the reconciliation of equity, comprehensive income and cash flows determined in accordance with the generally accepted accounting principles in Argentina (“AR GAAP”) and those determined in accordance with the International Financial Reporting Standards (“IFRS”) are included herein. For that purpose, the company has considered in the preparation of these reconciliations, those estimated IFRS that shall apply to the preparation of its financial statements as of December 31, 2013.

The items and amounts included in these reconciliations could be modified if between the date of presentation of the financial statements and the date of preparing the financial statements for the fiscal year that apply IFRS for the first time, new standards and / or interpretations were issued and new relevant facts occur in the Company.

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TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

_____________________________________________________________________________________________________

•

Reconciliation of the statement of financial position as of January 1, 2012

01/01/2012			
	AR GAAP	Recognition and measurement reconciliations	Presentation and disclosure reconciliations	IFRSs
CURRENT ASSETS				
Cash and cash equivalent	234,209	-	112,443	346,652
Investments	225,083	-	(112,443)	112,640
Trade receivable	340,424	-	-	340,424
Other receivable	71,561	-	29,103	100,664
Inventories	7,588	-	-	7,588
Total current assets	**878,865**	-	**29,103**	**907,968**
NON-CURRENT ASSETS				
Trade receivable	52,111	-	-	52,111
Other receivable	73,994	-	(1,548)	72,446
Investments	3,221	(2,372) 1.2	1,977	2,826
Property, plant and equipment	4,012,556	-	(29,103)	3,983,453
Intangible assets	3,419	-	-	3,419
Deferred tax assets	-	-	1,548	1,548
Total non-current assets	**4,145,301**	**(2,372)**	**(27,126)**	**4,115,803**
Total Assets	**5,024,166**	**(2,372)**	**1,977**	**5,023,771**
CURRENT LIABILITIES				
Trade payable	291,539	-	-	291,539
Loans	15,846	-	-	15,846
Payroll and social security taxes pa	53,064	-	-	53,064
Taxes payable	49,136	-	-	49,136
Advances from customers	29,208	-	-	29,208
Other liabilities	5,744	-	1,977	7,721
Provisions	130,764	-	-	130,764
Total current liabilities	**575,301**	-	**1,977**	**577,278**
NON-CURRENT LIABILITIES				
Loans	1,609,799	-	-	1,609,799
Taxes payable	604,448	-	(604,448)	-
Advances from customers	281,126	-	-	281,126
Deferred tax liabilities	-	-	604,448	604,448
Total non-current liabilities	**2,495,373**	-	-	**2,495,373**
Total Liabilities	**3,070,674**	-	**1,977**	**3,072,651**
Minority interest	1		(1)	-
Attributable to shareholders of the company	1,953,491	(2,372)	-	1,951,119
Non-controlling interest	-	-	1	1
EQUITY	**1,953,491**	**(2,372)**	**1**	**1,951,120**

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TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

_____________________________________________________________________________________________________

•

Reconciliation of the statement of financial position as of June 30, 2012

06/30/2012				
	AR GAAP	Recognition and measurement reconciliations		Presentation and disclosure reconciliations	IFRSs
CURRENT ASSETS					
Cash and cash equivalent	60,595	-		497,564	558,159
Investments	620,051	-		(497,564)	122,487
Trade receivable	257,156	-		-	257,156
Other receivable	60,050	-		33,842	93,892
Inventories	33,670	-		-	33,670
Total current assets	**1,031,522**	-		**33,842**	**1,065,364**
NON-CURRENT ASSETS					
Trade receivable	54,857	-		-	54,857
Other receivable	75,498	-		(67)	75,431
Investments	3,488	(2,322)	1.2	2,164	3,330
Property, plant and equipment	3,986,954	(3,118)	1.1	(33,842)	3,949,994
Intangible assets	2,954	-		-	2,954
Deferred tax assets	-	-		67	67
Total non-current assets	**4,123,751**	**(5,440)**		**(31,678)**	**4,086,633**
Total Assets	**5,155,273**	**(5,440)**		**2,164**	**5,151,997**
CURRENT LIABILITIES					
Trade payable	270,230	-		-	270,230
Loans	16,668	-		-	16,668
Payroll and social security taxes payable	34,938	-		-	34,938
Taxes payable	77,869	-		-	77,869
Advances from customers	24,862	-		-	24,862
Other liabilities	5,419	-		2,164	7,583
Previsions	136,645	-		-	136,645
Total current liabilities	**566,631**	-		**2,164**	**568,795**
NON-CURRENT LIABILITIES					
Loans	1,693,207	-		-	1,693,207
Taxes payable	568,964	-		(568,964)	-
Advances from customers	272,407	-		-	272,407
Deferred tax liabilities	-	(1,091)	1.3	568,964	567,873
Total non-current liabilities	**2,534,578**	**(1,091)**		-	**2,533,487**
Total Liabilities	**3,101,209**	**(1,091)**		**2,164**	**3,102,282**
Minority interest	1			(1)	-
Attributable to shareholders of the company	2,054,063	(4,349)		-	2,049,714
Non-controlling interest	-	-		1	1
EQUITY	**2,054,063**	**(4,349)**		**1**	**2,049,715**

8

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

_____________________________________________________________________________________________________

•

Reconciliation of the statement of financial position as of December 31, 2012

12/31/2012				
	AR GAAP	Recognition and measurement reconciliations		Presentation and disclosure reconciliations	IFRSs
CURRENT ASSETS					
Cash and cash equivalent	87,141	-		605,903	693,044
Investments	744,426	-		(605,903)	138,523
Trade receivable	449,118	-		-	449,118
Other receivable	125,221	-		42,356	167,577
Inventories	54,282	-		-	54,282
Total current assets	**1,460,188**	**-**		**42,356**	**1,502,544**
NON-CURRENT ASSETS					
Trade receivable	48,057	-		-	48,057
Other receivable	50,875	-		(67)	50,808
Investments	3,311	(2,257)	1.2	2,164	3,218
Property, plant and equipment	4,000,519	(10,132)	1.1	(42,356)	3,948,031
Intangible assets	2,489	-		-	2,489
Deferred tax assets	-	-		67	67
Total non-current assets	**4,105,251**	**(12,389)**		**(40,192)**	**4,052,670**
Total Assets	**5,565,439**	**(12,389)**		**2,164**	**5,555,214**
CURRENT LIABILITIES					
Trade payable	362,349	-		-	362,349
Loans	22,569	-		-	22,569
Payroll and social security taxes pa	53,221	-		-	53,221
Taxes payable	73,848	-		-	73,848
Dividends payable	145,368			(145,368)	-
Advances from customers	24,639	-		-	24,639
Other liabilities	2,495	-		147,532	150,027
Provisions	144,054	-		-	144,054
Total current liabilities	**828,543**	**-**		**2,164**	**830,707**
NON-CURRENT LIABILITIES					
Loans	1,853,510	-		-	1,853,510
Taxes payable	561,114	-		(561,114)	-
Advances from customers	279,562	-		-	279,562
Deferred tax liabilities	-	(3,546)	1.3	561,114	557,568
Total non-current liabilities	**2,694,186**	**(3,546)**		**-**	**2,690,640**
Total Liabilities	**3,522,729**	**(3,546)**		**2,164**	**3,521,347**
Minority interest	1			(1)	-
Attributable to shareholders of the company	2,042,709	(8,843)		-	2,033,866
Non-controlling interest	-	-		1	1
EQUITY	**2,042,709**	**(8,843)**		**1**	**2,033,867**

9

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

_____________________________________________________________________________________________________

•

Reconciliation of the results of operations for the six-month period ended June 30, 2012

10

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

_____________________________________________________________________________________________________

•

Reconciliation of the results of operations for year ended December 31, 2012

Recognition and measurement differences

Management has identified the following major identifiable differences in measurement:

1.1

In accordance with professional accounting standards effective at the date of transition to IFRS the Company has capitalized as part of the cost of major construction projects whose construction will extend over time foreign exchange differences and interest accrued on loans affected by the construction of such assets. For purposes of the application of IFRS, the Company has accrued interest only on affected loans. Consequently, the conversion to IFRS adjustment reflects the foreign exchange differences that in accordance with IFRS would not be permitted to be capitalized.

1.2

The effect of the adjustments in the equity and the results of companies accounted for under the equity method.

1.3

The tax effect of the adjustments made in the process of transition to IFRS.

11

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

_____________________________________________________________________________________________________

•

Reconciliation of the statement of cash flows for the six-month period ended June 30, 2012

4.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, income taxes, allowance for contingencies, impairment of long-lived assets, and present value of long term receivables and liabilities. Actual results could be significantly different from such estimates.

In the preparation of these condensed interim consolidated financial statements, the critical judgments made by the Company when applying its accounting policies as well as the information sources used for the respective estimates are the same of those applied in the consolidated financial statements for the year ended December 31, 2012. As of June 30, 2013, there are no significant variations with respect to the prior year.

5.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company classifies its businesses into three segments: (i) Natural Gas Transportation Services, (ii) Liquids Production and Commercialization and (iii) Other Services. The operating segments are reviewed separately because each operating segment represents a strategic business unit that generally offers different products, although interrelated, and/or serves different markets.

Below is detailed information under IFRS on each business segment identified by the Company’s Management for the six-month periods ended June 30, 2013 and 2012.

12

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

_____________________________________________________________________________________________________

Below is detailed information under IFRS on each business segment identified by the Company’s Management for the three-month periods ended June 30, 2013 and 2012.

13

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

_____________________________________________________________________________________________________

6.

SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)

Other receivable

The breakdown of Other receivable according to the currency is the following:

b)

Trade receivable

14

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

_____________________________________________________________________________________________________

The breakdown of Trade receivable according to the currency is the following:

c)

Cash and cash equivalents

The breakdown of Cash and cash equivalents according to the currency is the following:

d)

Advances from customers (1)

(1) They are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance will be settled with the effective rendering of firm transportation service.

The breakdown of Advances from customers according to the currency is the following:

e)

Other payables

The recorded values from Other payable are totally denominated in pesos.

15

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

_____________________________________________________________________________________________________

f)

Taxes payable

The recorded values from Taxes payable are totally denominated in pesos.

g)

Trade payable

The breakdown of Trade payable according to the currency is the following:

h)

Cost of sales

i)           Investments in equity-accounted investees

j)          (Loss) / gain on related companies

16

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

___________________________________________________________________________________________________________________________________________________________

k)

Expenses by nature – Information required under art. 64 paragraph I, clause B)  Business associations Law

Accounts	2013						2012
		Costos de explotación					
	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses	Financial expenses	Total
Salaries, wages and other contributions	136,137	77,061	25,491	25,710	7,875	-	105,409
Social security taxes	27,192	13,268	4,868	7,050	2,006	-	22,543
Compensation to Directors and Supervisory Committee	1,229	-	-	1,229	-	-	943
Professional services fees	8,110	169	280	7,385	276	-	7,431
Technical operator assistance fees	27,908	14,157	13,751	-	-	-	20,324
Materials	7,955	2,607	5,348	-	-	-	6,178
Third parties services	14,392	5,028	7,022	2,342	-	-	11,636
Telecommunications and post expenses	1,419	238	310	790	81	-	1,224
Rents	671	134	64	444	29	-	566
Transports and freight	5,060	3,568	1,419	73	-	-	4,057
Easements	8,472	8,472	-	-	-	-	12,159
Offices supplies	472	147	48	169	108	-	564
Travels expenses	1,620	829	289	288	214	-	1,577
Insurance	7,097	4,105	2,391	601	-	-	5,821
Property, plant and equipment maintenance	32,155	23,198	7,938	832	187	-	24,387
Depreciation of property, plant and equipment	121,314	83,403	31,445	6,466	-	-	115,012
Amortization of intangible assets	465	-	-	-	-	465	465
Taxes and contributions	222,354	22,590	5,004	322	194,438 (1)	-	180,587 (1)
Advertising	17	-	-	-	17	-	48
Doubtful accounts	2	-	-	-	2	-	-
Banks expenses	413	-	-	394	19	-	312
Interests expense	99,078	-	-	-	-	99,078	79,652
Foreign exchange loss	184,792	-	-	-	-	184,792	86,779
Other expenses and financial charges	16,631	-	-	-	-	16,631	12,807
Costs of services rendered to third parties	8,127	-	8,127	-	-	-	20,554
Transactions among business segments	-	(1,738)	1,738	-	-	-	-
Other expenses	5,105	1,404	938	2,616	147	-	3,793
Total 2013	938,187	258,640	116,471	56,711	205,399	300,966	
Total 2012		218,036	116,401	42,075	168,613	179,703	724,828

(1) Includes tax on exports of Ps. 166,744 and Ps. 136,887 for the six-month periods ended June 30, 2013 and 2012, respectively.

17

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

___________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

l)

Financial results, net

m)

Other operating expenses

18

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

___________________________________________________________________________________________________________________________________________________________

7.

PROPERTY, PLANT AND EQUIPMENT

19

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

______________________________________________________________________________________________________________

8.

INTANGIBLE ASSETS

9.

LOANS

Short-term and long-term loans as of June 30, 2013, December 31, 2012 and January 1, 2012 comprise the following:

20

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

______________________________________________________________________________________________________________

The breakdown of Loans according to the currency is the following:

The activity of the Loans as of June 30, 2013 is the following:

The maturities of the current and non-current loans as of June 30, 2013 are as follows:

10.

INCOME TAX AND DEFERRED TAX

The reconciliation between the tax computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the six-month periods ended June 30, 2013 and 2012 is as follows:

The components of the net deferred tax assets and liabilities as of June 30, 2013, December 31, 2012 and January 01, 2012 are the following:

21

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

______________________________________________________________________________________________________________

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. This evaluation is based on internal projections made as discussed in Note 4.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the six-month periods ended June 30, 2013 and 2012 as follows:

11.

SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

22

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

______________________________________________________________________________________________________________

Cash and cash equivalents at the end of the six-month periods ended June 30, 2013 and 2012 are as follows:

12.

ALLOWANCES AND PROVISIONS FOR CONTINGENCIES

23

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

______________________________________________________________________________________________________________

13.

FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

13.1

Financial instrument categorization

The categorization of financial assets and liabilities as of June 30, 2013 is as follows:

24

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

______________________________________________________________________________________________________________

13.2

Fair value measurement hierarchy and estimates

According to IFRS 7 Financial Instruments: Disclosures (“IFRS 7”), the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The table below shows different assets and liabilities at their fair value classified by hierarchy as of June 30, 2013:

The carrying amount of the financial assets and liabilities is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

As of June 30, 2013, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments.

 The estimated fair value of other non-current assets does not differ significantly from the carrying amount. The estimated fair value of long-term debt is based on their quoted market prices. The following table reflects the carrying amount and estimated fair value of the Company’s financial debt at June 30, 2013:

25

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

______________________________________________________________________________________________________________

14

COMMON STOCK AND DIVIDENDS

a)

Common stock structure and shares’ public offer

As of June 30, 2013 and 2012, the Company’s common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the ADS (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

b)

Resolution No. 609 –Allocation of Accumulated Retained Earnings after first-time adoption of IFRS

As a consequence of the implementation of IFRS, the Company recognized a negative difference in the Accumulated Retained Earnings account, and thus, the terms provided by Resolution No. 609 are not applicable.

15

LEGAL AND REGULATORY MATTERS

As of the date of the issuance of these Financial Statements, there are no significant changes with respect to the situation disclosed by the Company as of December 31, 2012, except for that which is indicated below:

General framework and current tariff context of the Natural Gas Transportation segment

By agreement of the parties, on July 13, 2013, it was agreed the suspension of the claim initiated by Enron Corp. and Ponderosa Assets L.P., against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) under the scope of the World Bank until January 12, 2014.

On the other hand, with respect to the actions initiated regarding the transitional agreement concluded on October 9, 2008 (the "Transitional Agreement"), the Attorney General's Office at the request of the Supreme Court of Justice pronounced on June 10, 2013 that the appeal lodged complaint filed by ENARGAS against the resolution that rejected the extraordinary appeal against the judgment which confirmed the substance of the judgment of the First Instance Court upheld the amparo filed by the Company. It only remains that ENARGAS, having verified compliance with the terms of the Transitional Agreement, to rule as it deems appropriate, regarding the adequacy of the tariffs and the Transitional Regime provided therein.

26

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

______________________________________________________________________________________________________________

16

CONTINGENCIES

As of the date of the issuance of these Financial Statements, there are no significant changes with respect to the situation disclosed by the Company as of December 31, 2012, except for that which is indicated below:

a)

Exemption of the sales of liquids in Turnover Tax

On February 15, 2013, the Tax Bureau of the Province of Buenos Aires issued a resolution ordering the Dirección General de Rentas de la Provincia de Buenos Aires to make a new tax assesment. As of the date of the issuance of these Financial Statements, no assessment has been received.

As of June 30, 2013, TGS maintains a provision of Ps. 41.6 million.

b)

Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation

On February 4, 2013, the Ministry of Economy issued a resolution dismissing the administrative appeal filed by TGS; consequently, the Company had to prove the payment of Ps. 11.2 million on the basis of capital plus interests. On June 12, 2013, the Company initiated legal proceedings in order to collect these amounts.

As of June 30, 2013, the Company recorded a provision of Ps. 75.4 million in respect of this contingency under the line item “Provisions for contingencies”, which amount was determined in accordance with the estimations of tax and interest, that would be payable as of such date, if all of the above mentioned proceedings were resolved against the Company.

The Company’s management believes that, if the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

c)

MetroGAS’ financial situation

MetroGAS’ reorganization process

On January 11, 2013, MetroGAS proceeded with the issuance of the notes which canceled verified or admissible unsecured claims. These two negotiable obligations (“the Notes”) with maturity date on December 31, 2018, both nominated in US Dollars were: i) a Class A equal to fifty three point two percent (53.2%) of the amount of the verified or admissible unsecured claims and ii) a Class B equal to forty six point eight (46.8%) of the amount of the verified or admissible unsecured claims. Class A Notes bear a fixed interest rate of 8.875% and are payable semiannually on June 30 and December 31 of each year. According to the terms and conditions of the issuance, MetroGAS decided to converted into principal accrued interest under Class A Notes from January 1, 2011 to December 31, 2012 and to make a cash payment of interest accrued from January 1, 2013 to January 11, 2013. Class A Notes shall be due

27

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

______________________________________________________________________________________________________________

and payable in full on December 31, 2018 while Class B Notes shall only become due and payable as a result of the occurrence of certain events of default before June 30, 2014, in accordance with the provisions of the terms and conditions of the Notes. If none of these events have occurred on or before, June 30, 2014, the Class B Notes shall be automatically cancelled.

The unsecured credit will be considered within the reorganization process proposal, if the Company receives a tariff increase pursuant to the transitional agreement signed between the UNIREN and TGS.

On February 8, 2013, the Company received from MetroGas the Notes mentioned above. The nominal value of the notes amounted to US$6,181,000 of which of US$3,456,000 and US$2,725,000 correspond to Class A and B, respectively. These Notes were initially recognized at their fair value and are disclosed under “Other Non-Current Financial Assets”. The reorganization proceeding was approved by judicial resolution on September 6, 2012, which has become final.

Post-reorganization proceeding debt

Additionally, MetroGAS has reported that due to its financial situation, it has decided to unilaterally modify the terms of cancellation of its payment obligations with suppliers and transporters of natural gas. In light of this, as of the date of issuance of these financial statements, the Company has taken different measures to the collection, including demands for payment of amounts due and outstanding.

On May 3, 2013, the Company has reported that BG Inversiones Argentinas S.A. ("BG") has transferred to YPF Inversora Energética S.A. ("YPFIESA") the entire BG shareholding in Gas Argentino S.A. ("GASA"), owner of the 70% of the shares of MetroGAS. Thus, YPF S.A. through YPFIESA will consolidate the 100% of the common stock and votes of GASA, and in turn, will have indirectly through GASA, the 70% of the capital and votes of MetroGAS.

As of June 30, 2013, the balance due and unpaid involved amounts of Ps. 102.0 million (of which Ps. 84.4 million are overdue).

Management believes that as of the date of the issuance of these consolidated financial statements, this situation does not represent a risk of default on outstanding balances due from MetroGAS, and estimates that the amount of the receivables registered with MetroGAS does not exceed its present value.

d)

Action for annulment of ENARGAS Resolutions No.  I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

ENARGAS and the Argentine National Government appealed the granting of the injunction before the Court of Appeals in administrative federal matters. On December 21, 2012, TGS expanded the grounds of demand and requested the case to be referred to the defendants. Since March 18, 2013, the legal proceedings are ongoing at ENARGAS and the Executive Branch, the bodies to which such proceedings were referred by the Court of Appeals for a prior intervention before the issuance of its ruling.

Management believes it has sufficient valid arguments to defend its position, and thus, the Company has not recorded the increase of the charge for gas consumptions from the date of obtaining the injunction

28

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

______________________________________________________________________________________________________________

until the date of the issuance of these consolidated financial statements. In the event this injunction had not been obtained, TGS estimates that the impact of the Resolutions as of June 30, 2013, taking into account the possibility of carry forward the charge to the sales price of the product, would have resulted in an additional net expense of Ps. 37.6 million. Meanwhile, the impact on retained earnings since the Company obtained the injunction would have involved a reduction effect of Ps. 93.9 million.

e)

Repetition action of VAT and income tax

On October 9, 2008, TGS signed a transitional agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 TGS filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010 the Board of Directors of the Company resolved to discontinue the recognition of the tariff increase revenue and to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009. The reversal of the tariff increase does not imply any resignation to the Company´s right resulting from the Decree No. 1,918/09.

On May 24, 2013, the Company filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. The total amount claimed by TGS amounted to Ps. 69.4 million plus compensatory interests. The outstanding balance of this credit has been valued at its amortized cost and it has been included in “Other non-current credits.”

17

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

On May 7, 2013 the Board of Directors approved the amendment of certain terms and conditions of the loan granted to Pampa Energía, including, among others, the extension of the maturity to October 6, 2014 (expecting an automatic renewal for a period of one year). Considering that the loan is non-current, it was reclassified to "Other non-current financial assets" in these consolidated financial statements.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of June 30, 2013, December 31, 2012 and January 1, 2012 is as follows:

29

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

______________________________________________________________________________________________________________

The detail of significant transactions with related parties for the six-month periods ended June 30, 2013 and 2012 is as follows:

Six-month period ended June 30,2013:

30

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

______________________________________________________________________________________________________________

Six-month period ended June 30, 2012:

18

SUBSIDIARY AND AFFILIATES

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina holds the remaining 51%.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. EGS is negotiating the completion of the necessary arrangements to implement the transfer mentioned above and its subsequent dissolution.

31

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of June 30, 2013 and comparative information

(Stated in thousands of pesos as described in Note 2)

______________________________________________________________________________________________________________

19

SUBSEQUENT EVENTS

After the end of the period, it was agreed the termination of certain agreements related to the provision of Cerri Complex. At the date of issuance of these condensed interim consolidated financial statements, the Company is negotiating new agreements.

Except for what it is mentioned above, no subsequent events between the end of the six-month period ended June 30, 2013 and the date of the issuance of these interim consolidated financial statements have had a material effect on the financial position or the results of operations of the Company.

Rigoberto O. Mejía Aravena
Interim Board of Directors´Chairman

32

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

(Stated in thousands of pesos as described in Note 2)

Note	2012
Revenue from sales	7	2,574,968
Cost of sales	8.g.	(1,351,734)
Gross profit		**1,223,234**
Administrative expenses	8.h.	(94,268)
Selling expenses	8.h.	(423,233)
Other operating expenses	8.j.	(3,966)
Operating profit		**701,767**
Financial results, net		
Generated by assets	8.i.	105,746
Generated by liabilities	8.i.	(448,174)
Total		**(342,428)**
Gain on related companies	9	205
Net income before income tax		**359,544**
Income tax	13	(126,797)
Net Income for the year		**232,747**
Other comprehensive income (OCI)		-
Total comprehensive income		**232,747**
Comprehensive income attributable to:		
Owners of the Company		232,747
Non-controlling interests		-
		232,747
Weighted average of outstanding ordinary shares		794,495,283
Basic and diluted earnings per share	3.s.	0.29

The accompanying notes are an integral part of these consolidated financial statements.

Rigoberto O. Mejía Aravena
Interim Board of Directors´Chairman

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012

(Stated in thousands of pesos as described in Note 2)

Note	12.31.2012	01.01.2012
ASSETS			
Current assets			
Property, plant and equipment	10	3,948,031	3,983,453
Intangible assets	11	2,489	3,419
Investments in equity-accounted investees	9	3,218	2,826
Deferred tax assets	13	67	1,548
Other receivable	8.a.	50,808	72,446
Trade receivable	8.b.	48,057	52,111
Total non current assets		**4,052,670**	**4,115,803**
Current assets			
Other receivable	8.a.	167,577	100,664
Inventories		54,282	7,588
Trade receivable	8.b.	449,118	340,424
Other investments	19	138,523	112,640
Cash and cash equivalent	6	693,044	346,652
Total current assets		**1,502,544**	**907,968**
Total Assets		**5,555,214**	**5,023,771**
EQUITY			
Attributable to owners of the Company		2,033,866	1,951,119
Non-controlling interests		1	1
Total equity		**2,033,867**	**1,951,120**
LIABILITES			
Non-current liabilities			
Deferred tax liabilities	13	557,568	604,448
Advances from customers	8.c.	279,562	281,126
Loans	12	1,853,510	1,609,799
Total non-current liabilities		**2,690,640**	**2,495,373**
Current liabilities			
Provisions for contingencies	14	144,054	130,764
Advances from customers	8.d.	24,639	29,208
Other payables	8.c.	150,027	7,721
Taxes payable	8.e.	73,848	49,136
Payroll and social security taxes payable		53,221	53,064
Loans	12	22,569	15,846
Trade payable	8.f.	362,349	291,539
Total current liability		**830,707**	**577,278**
Total liabilities		**3,521,347**	**3,072,651**
Total equity and liabilities		**5,555,214**	**5,023,771**

The accompanying notes are an integral part of these consolidated financial statements.

Rigoberto O. Mejía Aravena
Interim Board of Directors´Chairman

                                                          Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED DECEMBER 31, 2012 AND JANUARY 1, 2012

(Stated in thousands of pesos as described in Note 2)

The accompanying notes are an integral part of these consolidated financial statements.

Rigoberto O. Mejía Aravena
Interim Board of Directors´Chairman

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

(Stated in thousands of pesos)

2012
Cash flows provided by operating activities	
Net income for the year	232,747
Reconciliation of net income to cash flows provided by operating activities:	
Depreciation of property, plant and equipment	233,670
Amortization of intangible assets	930
Consumption of materials	2,696
Loss on related companies	(205)
Increase in allowances and provisions	13,374
Interest expense accrual	177,153
Interest accrual generated by investments other than cash and cash equivalents	(6,665)
Income tax and asset tax paid	126,797
Foreign exchange loss	176,924
Changes in assets and liabilities:	
Trade receivables	(104,640)
Other receivables	(49,982)
Inventories	(46,694)
Accounts payable	77,974
Advances from customers	(46,015)
Payroll and social security taxes	157
Taxes payable	(27,662)
Other liabilities	(3,249)
Provisions for contingencies	(84)
Interest paid	(136,769)
Income tax paid	(119,747)
Cash flows provided by operating activities	**500,710**
Cash flows used in investing activities	
Additions to property, plant and equipment	(202,185)
Cash flows used in investing activities	**(202,185)**
Cash flows provided by financing activities	
Payment of loans	20,000
Advances from customers	6,717
Cash flows provided by financing activities	**26,717**
Effect of foreign exchange rate changes on cash and cash equivalents	**21,150**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**346,392**
Cash and cash equivalents at the beginning of the year	**346,652**
Cash and cash equivalents at the end of the year	**693,044**

The accompanying notes are an integral part of these consolidated financial statements.

For supplemental cash flow information, see Note 6.

Rigoberto O. Mejía Aravena
Interim Board of Directors´Chairman

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced operations on December 29, 1992 and it is engaged in the Transportation of Natural Gas and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. The Company also renders midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (“Petrobras Argentina”) and a subsidiary (jointly “Group Petrobras Argentina”), which altogether hold 50% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) (“the trust”) who has a trust shareholding of 40%; and (iii) EPCA S.A. (“EPCA”) –belonging to Pampa Energía S.A. (“Pampa Energía”)- with the remaining 10%.

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement, signed on April 16, 2004 by Group Petrobras Argentina and subsidiaries of Enron Corp. (“Enron”) as of such date. The shareholding exchange was carried out on August 29, 2005, after ENARGAS approval by Note No. 4,858 issued in July 2005. In this stage, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Group Petrobras Argentina transferred its TGS class “B” common shares (accounting for 7.35% of the outstanding share capital of TGS) to Enron subsidiaries. Later, and within the framework of a settlement agreement entered into among CIESA, Petrobras Argentina Group, Inversiones Argentina I, Pampa Inversiones S.A. and Pampa Energía, owner of the total amount of the financial indebtedness of CIESA as of July 13, 2012, CIESA transferred 34,133,200 TGS Class B common shares –representing 4.2962% in TGS- to Pampa Energía Group.

2.

CONSOLIDATED FINANCIAL STATEMENTS

In these consolidated financial statements as of December 31, 2012, Transportadora de Gas del Sur S.A. and its subsidiary Telcosur are jointly referred to as “TGS” or “the Company”.

3.

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Standards issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (together “IFRS”).

The Comisión Nacional de Valores (“CNV”) through Resolutions No. 576 and No.562 provides the application of TR No. 26 approved by the Argentine Federation. This TR establishes that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 17,811) will be required to adopt IFRS issued by the IASB.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

On December 20, 2012, the CNV, through General Resolution No. 613, provided the reasons that the licensee companies of public natural gas transportation and distribution services and their controlling companies are outside the scope of IFRIC 12 and that these companies must prepare their financial statements prepared on the basis of IFRS as of January 1, 2013. The first interim consolidated financial statements presented under IFRS correspond to March 31, 2013.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, income taxes, allowance for contingencies, impairment of long-lived assets, and present value of long term receivables and liabilities. Actual results could be significantly different from such estimates.

The presentation in the statement of financial position distinguishes between current and non-current assets and liabilities. The assets and liabilities are those expected to be recovered or settled within twelve months after the end of the reporting period under review, and those held for sale. The fiscal year begins on January 1 and ends on December 31 of each year. The economic and financial results are presented on a fiscal year basis.

The consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” or “pesos”), unless indicated otherwise.

Detailed data reflecting subsidiary direct control as of December 31, 2012 is as follows:

	% of shareholding
Company	and votes	Closing date	Main activity

Telcosur S.A.	99,98	December 31	Telecommunication Services

4.

MAIN ACCOUNTING POLICIES

a)

New standards and interpretations issued by the IASB not effective as of December 31, 2012 and that have not been earlier adopted by the Company

IFRS 7 "Financial Instruments - Disclosures"

In December 2011, the IASB issued IFRS 7 "Financial Instruments - Disclosures", applicable to periods beginning on or after January 1, 2013.

The amendment to IFRS 7 adds information to evaluate the effect of netting agreements.

Application of amendment to IFRS 7 will not impact on the Company’s results of operations or on its financial position, but will only involve new revelations.

IFRS 9 “Financial instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments” which sets out new requirements for the classification and measurement of financial assets and liabilities.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

IFRS 9 is applicable to fiscal years beginning on or after January 1, 2015, though earlier application is permitted.

The Company is currently analyzing the impact of IFRS 9 as the date of these financial statements is not reasonably possible to determine the impact of it.

IFRS 11 “Joint Arrangements”

In May 2011, the IASB issued IFRS 11 “Joint Arrangements”, applicable to fiscal years beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 11 classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and joint controlled operations) or joint ventures (similar to the existing concept of jointly controlled entity).

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

IFRS 11 requires the use of the equity method of accounting for interest in joint ventures thereby eliminating the use of the proportionate consolidation method for that classification (joint ventures).

Application of amendment to IFRS 11 will not impact on the Company’s results of operations or on its financial position.

IFRS 12 “Disclosure of Interests in Other Entities”

In May 2011, the IASB issued IFRS 12 “Disclosure of Interests in Other Entities”, applicable to fiscal years beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 12 applies to entities with interests in subsidiaries, joint arrangements, associates or unconsolidated structured entities. IFRS 12 sets out disclosure objectives, which are those that help users of financial statements to evaluate the nature and risks associated with their interests in other entities.

Application of amendment to IFRS 12 will not impact on the Company’s results of operations or on its financial position, but will only involve new disclosures.

IFRS 13 “Fair Value Measurement”

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement”, applicable to annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 13 provides a single framework for measuring fair value when so required by other standards. IFRS 13 applies to both financial and non-financial assets and liabilities measured at fair value, and defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. Also, IFRS 13 requires disclosures about fair value measurements.

Application of amendment to IFRS 13 will not impact on the Company’s results of operations or on its financial position, but only will involve new disclosures.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

IAS 1 “Presentation of Financial Statements”

In June 2011, the IASB amended IAS 1 “Presentation of Financial Statements”, applicable to annual periods beginning on or after July 1, 2012, with earlier application permitted.

Amendment to IAS 1 improves the presentation of items within the Consolidated Statement of Comprehensive Income by classifying them by nature and grouping them in items that will be reclassified to profit or loss in subsequent periods, and those that will not be reclassified to profit and loss.

Application of amendment to IAS 1 will not impact on the Company’s results of operations or on its financial position and will only require new disclosures to the Consolidated Statement of Comprehensive Income.

IAS 32 "Financial Instruments - Disclosure and Presentation"

In December 2011, the IASB amended IAS 32 "Financial Instruments - Presentation", which is applicable for years beginning on or after January 1, 2014, allowing early application.

The amendment to IAS 32 alters the application guidance in matters relating to the compensation of financial assets and liabilities.

The Company is currently analyzing the impact of the amendment to IAS 32, however, the application of it will not impact the results of operations or financial condition of the Company, but only involve new revelations.

b)

IFRSs first time adoption

According to the provisions of TR No. 26 (modified by the TR No. 29) approved by the Argentine Federation, reconciliations of equity determined in accordance with the professional accounting standards effective at the date of transition to IFRS, are included below.

Accordingly, the Company considered for the preparation of reconciliations, those estimate IFRS that shall be applicable for the preparation of its financial statements as of December 31, 2013.

Optional exemptions to IFRS

As a part of the first-time adoption of IFRS, the Company has considered certain valuation established in IFRS 1 – First-time adoption of IFRS (“IFRS 1”) and that the Company must follow when adopting IFRS for the first time. In particular, the Company has adopted the following:

-

Transition date: The Company opted to consider January 1, 2012 as its transition date to measure assets and liabilities according to IFRSs.

-

Deemed cost of Property, Plant and Equipment (“PP&E”): TGS considered the “deemed cost” as of the transition date to IFRS to be the cost of the PP&E restated according to the methodology used under Argentine GAAP. Furthermore, the Company will maintain as part of the deemed cost the capitalized foreign exchange loss in the balance of PP&E in accordance with Resolutions No. 3/2002 and No. 87/03 of the CPCECABA. For further information regarding the capitalized foreign exchange loss, see Note 4.j.

-

Loan Cost (Capitalized foreign exchange loss): Prior to the transition date, the Company capitalized of the foreign exchange loss arising from the devaluation of the Argentine peso under

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

Argentine GAAP on major works where construction will extend over the time. After the transition date, according with IAS 23 (“Borrowing Costs”), such foreign exchange loss shall be capitalized only into the extent that it is regarded as an adjustment to interest costs.

Moreover, the IFRSs establish alternative criteria regarding measurement after recognition of assets and liabilities. The Company considered the following alternative method:

-

Measurement after recognition of components of PP&E: When adopting IFRSs for the first time, an entity may choose the treatment for the measurement of components of PP&E. International Accounting Standard 16 – Property Plant and Equipment provides that an entity shall choose either the “cost model” or the “revaluation model.” The Company has chosen to continue applying the cost model for all components of PP&E, using the deemed cost as the cost of the assets, determined as of the transition date, as described above.

Mandatory exemptions to IFRS

The estimates made by the Company under IFRS at the date of transition to IFRS, are consistent with the estimates made by the accounting standards used at that time to the financial statements at December 31, 2012.

The other mandatory exceptions provided in IFRS 1 were not applied because they are not relevant to the Company.

Reconciliations required by IFRS

According to the provisions of TR No. 26 (modified by the TR No. 29) approved by the Argentine Federation, reconciliations of equity determined in accordance with professional effective accounting standards and in accordance with IFRSs at December 31, 2012 and January 1, 2012 and the reconciliation of comprehensive income for the year ended 31 December 2012 are included below. To this end, the Company considered for the preparation of reconciliations, those estimate IFRSs that shall be applicable for the preparation of its financial statements as of December 31, 2013.

The items and amounts included in these reconciliations may be modified if between the date of the issuance of the financial statements and the date of the preparation of the financial statements at year-end that apply IFRS for the first time, new standards and / or interpretations were issued and new significant events occurred in the Company.

•

Reconciliation of equity as of January 1, 2012 and December 31, 2012

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

•

Reconciliation of results of operations as of December 31, 2012

Recognition and measurement differences

Management has identified the following major identifiable differences in measurement:

1.4

In accordance with professional accounting standards effective at the date of transition to IFRS the Company has capitalized as part of the cost of major construction projects whose construction will extend over time foreign exchange differences and interest accrued on loans affected by the construction of such assets. For purposes of the application of IFRS, the Company has accrued interest only on affected loans. Consequently, the conversion to IFRS adjustment reflects the foreign exchange differences that in accordance with IFRS would not be permitted to be capitalized.

1.5

The effect of the adjustments in the equity and the results of companies accounted for under the equity method.

1.6

The tax effect of the adjustments made in the process of transition to IFRS.

c)

Investment in related companies

Subsidiary

Subsidiaries are entities over which the Company exercises control as a consequence of its power to lead the financial and operating policies, including generally a shareholding of more than half of the voting rights. The investment in the subsidiary is accounted for under the proportional consolidation method, by increasing or decreasing its initial value to recognize the portion corresponding to the Company in the result obtained by the investee.

The financial statements of the subsidiary have been prepared on the basis of criteria similar to those applied by the Company to prepare its financial statements, and thus, assuring consistency with IFRS.

For consolidation purposes, Telcosur financial statements for the year ended December 31, 2012 have been used.

Associates

Associated companies are entities in which the Company holds less than 51% of the voting rights, or those in which the Company exercises significant influence, but not control. Investments in associated companies were valued according to the equity method based on the financial statements as of

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

September 30, 2012 of Gas Link S.A. ("Link"), Transporte y Servicios de Gas en Uruguay SA ("TGU") and Emprendimientos de Gas del Sur S.A. ("EGS"). According to this method, investment in an associate is initially recognized at cost and will increase or decrease the amount recorded to recognize the portion corresponding to the Company in the result obtained by the investee after the date of acquisition.

Accounting policies of associates have been modified to the extent that it was necessary to ensure consistency with the accounting policies adopted by the Company. As of December 31, 2012, the investment in Link has been adjusted by Ps. 3,642 due to the elimination of intercompany profits.

The Company’s management is not aware of any significant subsequent events which affected: (i) the financial statements as of September 30, 2012 of Link, TGU and EGS, from this date to December 31, 2012.

In the table below, associated companies are disclosed, together with the percentage of shareholding and voting:

	% of shareholding
Company		Main activity	Closing date

TGU	49.00	Pipeline Maintenance	December 31
EGS	49.00	Pipeline exploitation and construction	December 31
Link	49.00	Pipeline exploitation and construction	December 31

d)

Conversion of foreign currency

The financial statements of the Company are presented in Argentine pesos, which is its functional currency. Each subsidiary or associate determines its own functional currency which is determined based on the current currency in the primary economic environment in which that entity operates.

Assets and liabilities and foreign currency transactions are converted into the functional currency using the exchange rate prevailing in each fiscal year or the date of the transaction, as applicable. The foreign exchange differences are recognized in the statement of comprehensive income.

The company registered abroad, TGU has a functional currency other than the Argentine peso. Assets, liabilities and results were converted into Argentine pesos at the exchange rate prevailing at the end of each fiscal year, and its common stock and retained earnings at its historical exchange rate.

e)

Financial instruments

Financial instruments include cash and short-term deposits, trade receivables and other receivables, loans and trade and other payables. Financial instruments are classified into the following categories:

1.

Financial instruments at fair value through profit or loss: Includes financial assets held for trading or selling in the near future. The Company includes in this category balances in mutual funds which are valued at fair value at each closing date.

2.

Financial instruments held to maturity. They are valued at amortized cost using the effective interest rate method less, if applicable, impairment losses. Within this category, TGS includes non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company has the intent and ability to hold to maturity.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

3.

Loans and other receivables. They are measured at amortized cost using the effective interest rate method less, if applicable, any impairment. Within this category the Company includes financial assets and liabilities with fixed or determinable payments that are not quoted in an active market. Current assets and liabilities are included, except those whose maturity exceeds twelve months, which are included as non-current assets and liabilities.

4.

Financial assets available for sale. Gains and losses arising from changes in fair value are recognized in the consolidated other comprehensive income, except for impairment losses, interest calculated using the effective interest rate method and gains or losses from exchange differences on monetary assets, which are recognized directly in profit or loss for the year. When investments are available for sale or its devaluation is determined, the accumulated gain or loss previously recognized in other comprehensive income is included in the Statement of Comprehensive Income for the year. At December 31, 2012 there are no instruments classified in this category.

5.

Other financial liabilities. They are valued at amortized cost using the effective interest rate method.

The classification of the financial instruments depends on the nature and purpose of the financial assets and liabilities and is determined at the time of initial recognition.

Financial assets are initially measured at fair value, net of transaction costs except for those financial assets classified at fair value through profit or loss.

Financial liabilities, including loans, are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method, recognizing the corresponding interest charge.

Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired and if so, an impairment charge is recorded. Impairment losses are incurred if there is objective evidence of impairment as a result of one or more events occurring after initial recognition of the asset and that event (or events) has a negative impact on the estimated future projected cash flows of the financial asset or group of financial assets that can be reliably estimated. For this, the Company evaluates several factors, including the credit risk of customers, historical trends and other available information.

The carrying amount of the asset is reduced through an allowance account and the amount of the loss is recognized in the income statement at the time it occurs. If in subsequent periods, the amount of the impairment loss decreases, the reversal is also recorded in the statement of comprehensive income.

f)

Inventories

Inventories consist of natural gas of TGS (in excess of the “Line Pack” classified as property, plant and equipment) and third parties in the pipeline system, and the liquids obtained from natural gas processing at the Cerri Complex.

Inventories are measured at the lower of acquisition or net realizable value. Cost is determined using the weighted average price method. The cost of inventories includes expenditure incurred in purchasing and production and other necessary costs to bring them to their existing location and condition. In the case of manufactured products and the production process, the cost includes a portion of indirect production costs.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the Consolidated Statement of Income when the inventories are overstated.

g)

Trade receivables, Other receivables and Trade payables

Trade receivables and Other receivables have been initially valued at their face values and subsequently at their amortized cost, net of allowances for impairment, using the effective interest method.

The Company recognizes allowances to regularize the valuation of its receivables. In recognizing such allowances, the Company evaluates different factors, including the customers’ credit risk, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.

In light of the financial situation of MetroGAS S.A. (“MetroGAS”), its trade receivable have been valued at their present value based on an estimated market interest rate. For further information, see Note 17.e).

Tax credits (income tax and value added tax -“VAT”) recorded as a result of the reversion of the tariff increase (Note 15.a.) have been valued on the discounted value of the amounts expected to be collected using a market interest rate.

Trade payables have been initially valued at their face values and subsequently at their amortized cost, using the effective rate method.

h)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, fixed term deposits and other short-term highly liquid investments with original maturities of three months or less.

i)

Other investments

Balance in Other Investments is comprised of a loan granted to Pampa Energía. For further information, see Note 18.

Other investments have been initially valued at their face values and subsequently at their amortized cost.

j)

Property, plant and equipment

The Company opted to consider as "deemed cost" as of the transition date to IFRSs, the cost of the property, plant and equipment, restated according to the methodology used before adopting IFRS (ARGAAP).

The cost of the balances of property, plant and equipment are comprised as follows:

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as described in Note 2.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.

-

Capitalization of foreign exchange loss: Resolutions No. 3/2002 and No. 87/03 issued by the CPCECABA established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, may be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities.

-

Additions: They have been valued at acquisition cost restated for the effects of inflation. The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

-

Depreciation: Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are lower than the maximum useful lives established by ENARGAS through Resolutions No. 1,660 and No. 1,903.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Exhibit A.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

Capitalized foreign exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

-

Financial expense capitalization: In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 5,924 for the year ended December 31, 2012.

Impairment of non financial assets

According to the cash flows projections, the Management estimates that the carrying value of property, plant and equipment does not exceed their recoverable value. The Company’s Management assesses the recoverability of property, plant and equipment items whenever events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) indicate that the carrying amount may not be recoverable. The book value of an asset is adjusted down to its recoverable value if its carrying amount exceeds the latter.

The recoverable amount is defined as the higher of (i) fair value less selling costs and (ii) value in use, the latter being defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual final disposition of the assets. To such end, TGS consider the premises that represent the best estimate made by the Management of the economic conditions that will prevail throughout the useful life of the assets.

As a result of the factors mentioned above, actual cash flows and values could vary significantly from projected cash flows and the values derived from the discounting techniques used.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

Based on the projections prepared, the Management of the Company believes that the valuation of the property, plant and equipment does not exceed their recoverable value.

k)

Intangible assets

Intangible assets have been valued at their historical cost less accumulated amortization.

According to Resolution No. 1,903 of ENARGAS, debt issuance costs relating to the notes issued on May 14, 2007 (Note 10) are classified as Intangible Assets and are being amortized over the term of the notes.

l)

Loans

Loans have been initially recorded at the amount received. Subsequently, loans are valued at their amortized cost. Non current loans are those whose original maturity is more than twelve months.

m)

Income tax and deferred income tax

Income tax includes current tax and deferred tax. Income tax is recognized in the Statement of Comprehensive Income.

The current income tax is calculated on the basis of tax regulations in force at each year-end. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable.

The Company has calculated their respective income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences based on the legal requirements effective at the date of preparation of these consolidated financial statements.

Deferred tax assets are recognized to the extent that it is probable the ocurrance of future taxable income against which the temporary differences can be utilized

Deferred tax assets and liabilities have been valued at their nominal value.

n)

Asset tax

The Company is subject to the Impuesto a la Ganancia Mínima Presunta (the Asset Tax Law”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

As of December 31, 2012, the Company has not recorded any provision in respect of the asset tax because the determined amounts do not exceed what has been estimated for the income tax.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

o)

Provisions for contingencies

The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments known by TGS at the date of the issuance of these consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the contingent liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

p)

Revenue recognition

Revenues from firm contracts for gas transportation services are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain contracts for the production and commercialization of liquids, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other contracts from the production of liquids and for other services, revenues are recognized when services are rendered.

Sales are stated net of returns and discounts.

q)

Advances in kind from customers

Advances in kind from customers are recognized initially at their fair value. Subsequent to initial recognition, advances in kind from customers are measured at their amortized cost which is higher than the cost of rendering the gas transportation services that will cancel said advances.

r)

Equity Accounts

The activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force.

Common stock

The common stock consists of contributions made by shareholders represented by shares and comprises outstanding shares at their nominal value.

Adjustment to common stock

Common stock accounts were restated in constant currency in accordance with previously applicable accounting standards in Argentina to the implementation of IFRS. Common stock account was kept at nominal value and the adjustment arising from such restatement is shown under “Inflation Adjustment to common stock”.

Common stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses in accordance with the compensation method specified under “Accummulated Retained earnings”.

Legal Reserve

Pursuant to the provisions of the Argentine Business Association Law and the CNV, the Company is required to set up a legal reserve by providing at least 5% of the aggregate amount of net income for

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

the year, prior year adjustments, transfers of other comprehensive income to retained earnings and accumulated losses of prior years, when this aggregate amount exceeds zero until the legal reserve equals 20% of the sum of Capital stock and Adjustment to capital stock balances.

Future dividends reserve

It relates to the amount allocated by the Shareholders to set up a future dividend reserve. In addition, the Shareholders delegated on the Company’s Board of Directors the determination of the date and amount of the dividend distribution until the following Ordinary Shareholders’ Meeting that will approve the financial statements as of December 31, 2012.

The Board of Directors, in its meeting held on December 6, 2012, approved the distribution of cash dividends of Ps. 150 million, affecting part of the future dividends reserve created by the General Annual Shareholders’ Meeting. This dividend was effectively paid in January 2013.

As of December 31, 2012, the debt corresponding to dividends is disclosed under "Other payable", which is net of the withholding tax on personal assets to be made to holders of share, if applicable, at the time of cash payment.

Future Capital Expenditures Reserve

The Company’s Shareholders’ Meeting allocates a specific amount to establish a special Reserve to develop the Company’s investment activities.

Distribution of dividends

The cash dividend is recognized as a liability in the Company’s financial statements in the year in which they are approved by the shareholders of the Company.

Unappropriated retained earnings

Until December 2011, the outstanding balance of retained earnings includes accumulated gains or losses which were not allocated to a specific purpose reserve and, when positive, may be distributed pursuant to the decision of the Shareholders provided these retained earnings are not subject to legal restrictions, as mentioned above “Legal reserve”.

This account therefore includes retained earnings carried forward from prior years, amounts transferred from other comprehensive income and prior year adjustments resulting from the application of IFRS.

General Resolution N° 593/2011 issued by the CNV provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, should adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these.

s)

Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the amount of income or loss attributable to Shareholders of the Company by the weighted average number of ordinary shares outstanding during the fiscal year (794,495,283 shares). Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

t)

Statement of Comprehensive Income accounts

Accounts relating to the statement of comprehensive income have been registered as follows:

-Accounts that accumulate monetary transactions, at their nominal value.

-Expenses related to consumption of non-monetary assets have been charged to the statement of income taking into account the restated cost of such assets as described in Note 2.

-Gain / (loss) on related companies were determined on the basis of TGS’ affiliates’ results and were disclosed under “Gain / (loss) on related companies.”

5.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, income taxes, allowance for contingencies, impairment of long-lived assets, and present value of long term receivables and liabilities.

Actual results could be significantly different from such estimates. The main estimates that have a significant risk of causing a material adjustment to the recorded amounts of assets and liabilities are described below:

(a) Impairment of property, plant and equipment and other long-lived assets

TGS considers each of its business segments to be a single cash generating unit. Accordingly, the Company evaluates the carrying value of its long-lived assets on a segment-by-segment basis at the end of each fiscal year. In addition, the Company periodically evaluates the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The calculation of the value in use is based on the definition of future cash flows. The projected cash flows are prepared taking into account: (i) projections of the price of the liquids, (ii) estimates relating to the timing, modality and amount of the tariff increase and the recognition of cost adjustments for the Natural Gas Transportation segment, (iii) evaluation of the costs to be incurred, (iv) the use of certain macroeconomic variables such as interest rates, inflation, changes in the exchange rate, and (v) the rate used for discounting cash flows.

Due to the uncertainties surrounding the tariff renegotiation process (see Note 15.a), estimates of future tariff adjustments are highly uncertain and there is a substantial risk that these estimates could prove to be materially different from actual future tariffs. For this reason the Company performed probability-weighted analysis as to the cash flow assumptions considered in performing an impairment test of its natural gas transportation business segment at the end of each year. TGS considered two different scenarios: that the Company is able to reach an agreement with the Argentine government regarding a tariff increase (“Scenario 1”); and that the Company is unable to reach an agreement with the Argentine government, resulting in no tariff increase during the remaining term of our License, including the entire extension period (“Scenario 2”). For the impairment test as of December 31, 2012, TGS assigned a probability of occurrence of 95% to Scenario 1, and a probability of occurrence of 5% to Scenario 2.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

In performing the analysis for Scenario 1, because the terms of an agreement with the Argentine government are themselves uncertain, TGS developed three different projected cash flow scenarios based on the timing, nature and modality of its tariff renegotiation process with the Argentine government—the base case, the optimistic case, and the pessimistic case—and assigned a portion of the probability of occurrence to each projected cash flow.

Based on those estimations, as the estimated discounted cash flows were higher than the carrying amount of such assets, the Company determined that the assets were not impaired under IFRS.

(b) Allowances for losses

The Company provides for losses relating to its accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

(c) Provisions for contingencies

The Company has certain contingent liabilities with respect to existing court or out-of-court claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments known by TGS at the date of the issuance of these consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the contingent liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

6.

SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Cash and cash equivalents at the end of the year ended December 31, 2012 and January 1, 2012 are as follows:

The breakdown of Cash and cash equivalents according to the currency is the following:

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

7.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company adopted IFRS 8 – Operating Segments (“IFRS 8”), whereby operating segments are identified on the basis of in-house reports relating to the Company’s components regularly evaluated by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The business segment information is reported consistently with the information revised by the Executive Officers’ Comitee, which is responsible for the decision making.

For management purposes, the Company classifies its businesses into three segments: (i) Natural Gas Transportation Services, (ii) Liquids Production and Commercialization and (iii) Other Services. The operating segments are reviewed separately because each operating segment represents a strategic business unit that generally offers different products, although interrelated, and/or serves different markets.

Below is detailed information under IFRS on each business segment identified by the Company’s Management for the year ended December 31, 2012:

Year ended December 31, 2012	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Total
Net revenues	603,355	1,835,738	135,875	2,574,968
Cost of sales	(473,413)	(791,110)	(87,211)	(1,351,734)
Administrative expenses	(79,040)	(13,330)	(1,898)	(94,268)
Selling expenses	(23,589)	(383,246)	(16,398)	(423,233)
Other operating expenses	(4,343)	355	22	(3,966)
Operating profit	22,970	648,407	30,390	701,767
Depreciation of property, plant and equipment	(173,338)	(44,918)	(15,414)	(233,670)

Natural Gas Transportation		Production and Commercialization of Liquids	Other Services	Total
External market	-	1,044,733	-	1,044,733
Local market	603,355	791,005	135,875	1,530,235

8.

SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)

Other receivable

The breakdown of Other receivable according to the currency is the following:

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

b)

Trade receivable

The breakdown of Trade receivable according to the currency is the following:

c)

Advances from customers (1)

(1) They are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance will be settled with the effective rendering of firm transportation service.

The breakdown of Advances from customers according to the currency is the following:

d)

Other payable

The recorded values from Other payable are totally denominated in pesos.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

e)

Taxes payable

The recorded values from Taxes payable are totally denominated in pesos.

f)

Trade payable

The breakdown of Trade payable according to the currency is the following:

g)

Cost of sales

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the condensed consolidated financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

h)

   Expenses by nature – Information required under art. 64 paragraph I, clause B)  Business associations Law

Accounts	Total	Operating cost: Regulated Activities	Operating cost: Non Regulated Activities	Administrative expenses	Selling expenses	Financial expenses
	2012					
Salaries, wages and other contributions	241,779	135,693	45,275	46,331	14,480	-
Social security taxes	43,260	21,574	8,131	10,196	3,359	-
Compensation to Directors and Supervisory Committee	2,322	-	-	2,322	-	-
Professional services fees	14,564	700	553	12,787	524	-
Technical operator assistance fees	52,046	25,370	26,676	-	-	-
Materials	14,389	4,722	9,667	-	-	-
Third parties services	24,873	8,332	12,087	4,454	-	-
Telecommunications and post expenses	2,434	371	665	1,286	112	-
Rents	1,230	288	180	709	53	-
Transports and freight	9,051	6,395	2,517	139	-	-
Easements	15,605	15,605	-	-	-	-
Offices supplies	977	287	93	491	106	-
Travels expenses	3,662	2,013	775	634	240	-
Insurance	13,486	8,186	4,857	422	21	-
Property, plant and equipment maintenance	75,068	50,354	22,915	1,524	275	-
Depreciation of property, plant and equipment	233,670	163,293	60,332	10,045	-	-
Amortization of intangible assets	930	-	-	-	-	930
Taxes and contributions	443,465	31,863	7,946	477	403,179 (1)	-
Advertising	545	-	-	-	545	-
Doubtful accounts	127	-	-	-	127	-
Banks expenses	799	-	-	764	35	-
Interests expense	184,364	-	-	-	-	184,364
Foreign exchange loss	239,121	-	-	-	-	239,121
Other expenses and financial charges	23,759	-	-	-	-	23,759
Costs of services rendered to third parties	32,381	-	32,381	-	-	-
Transactions among business segments	-	(6,101)	6,101	-	-	-
Other expenses	8,428	4,468	2,096	1,687	177	-
Total	1,682,335	473,413	243,247	94,268	423,233	448,174

(1) Includes tax on exports of Ps. 357,409 for the year ended December 31, 2012

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the condensed consolidated financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

i)

Financial results, net

j)

Other operating expenses

9.

INVESTMENTS IN EQUITY-ACCOUNTED INVESTEES

(1)

Included in Other payable.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

10.

PROPERTY, PLANT AND EQUIPMENT

Cuenta principal	12.31.2012 Cost: Beginning of the year	Additions	Retirements	Transfers	End of the year	Depreciation: Accumulated at the beginning of the period	Retirements	For the year	Rate %	Accumulated at at the end of the year	Net book value	01.01.2012 Net book value
Pipelines	3,559,857	-	-	24,081	3,583,938	1,176,953	-	86,199 (1)	2.2	1,263,152	2,320,786	2,382,904
Compressor plants	1,289,791	-	33,704 (2)	66,403	1,322,490	656,212	14,010 (2)	57,218 (1)	3,3 to 25	699,420	623,070	613,979
Other industrial plants	1,003	-	-	1,865	2,868	167	-	93 (1)	3.3	260	2,608	836
Stations of regulation and/or measurement of pressure	122,568	-	-	2,219	124,787	67,397	-	5,107 (1)	4.0	72,504	52,283	55,171
Other technical installations	23,988	-	-	4,354	28,342	17,105	-	914 (1)	6.7	18,019	10,323	6,883
Subtotal assets related to gas transportation service	4,997,207	-	33,704	98,922	5,062,425	1,917,834	14,010	149,531		2,053,355	3,009,070	3,059,773
Assets related to gas upstream service	127,439	-	-	70,939	198,378	88,627	-	7,332	2,2 to 25	95,959	102,419	38,812
Assets related to liquids production and commercialization service	623,003	89	-	25,256	648,348	401,727	-	39,977 (1)	5.9	441,704	206,644	221,276
Lands	5,637	-	-	642	6,279	-	-	-	-	-	6,279	5,637
Buildings and constructions	178,287	-	-	3,744	182,031	84,715	-	4,222	2.0	88,937	93,094	93,572
Fittings and features in building	5,550	-	-	142	5,692	2,946	-	296	4.0	3,242	2,450	2,604
Machinery, equipment and tools	37,789	1,245	-	-	39,034	32,102	-	1,494	6,7 to 20	33,596	5,438	5,687
Computers and Telecommunication systems	323,029	-	-	20,293	343,322	220,479	-	21,240	6,7 to 20	241,719	101,603	102,550
Vehicles	21,027	4,931	1,337	-	24,621	16,341	1,303	1,949	10 and 20	16,987	7,634	4,686
Furniture	13,186	-	64	-	13,122	12,485	52	108	10	12,541	581	701
Capitalization of foreign exchange loss (1)	177,272	-	-	-	177,272	76,191	-	7,521 (1)	4.2	83,712	93,560	101,081
Materials	148,203	76,213	2,556	(45,010)	176,850	-	-	-	-	-	176,850	148,203
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254	12,254
Works in progress	186,617	118,466	-	(174,928)	130,155	-	-	-	-	-	130,155	186,617
	6,858,118	200,944	37,661	-	7,021,401	2,855,065	15,365	233,670		3,073,370	3,948,031	3,983,453

(1) See Note 3.j.
(2) Corresponds to the impairment of obsolete turbines. ENARGAS authorized the retirement on November 1, 2012.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

11.

INTANGIBLE ASSETS

12.

LOANS

Short-term and long-term loans as of December 31, 2012 and January 1, 2012 comprise the following:

The breakdown of Loans according to the currency is the following:

The activity of the loans as of December 31, 2012 is the following:

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

Issuance of notes under the 2007 Global Program:

The Extraordinary Shareholders' meeting held on December 21, 2006 approved the creation of the Global Program for the issuance of new notes of a maximum aggregate amount of US$ 650,000,000. This Program was authorized by the CNV on January 18, 2007.

With the aim of improving the indebtedness profile of the Company and to soften the restrictions of the previous debt, in May and June 2007, TGS succeeded in the process of refinancing its financial debt by means of the issuance of new notes in an amount of US$ 500,000,000 within the 2007 Global Program, and the prepayment of its prior debt by a tender offer, the redemption of those notes not tendered and the prepayment of the IDB loans.

The issuance of the US$ 500,000,000 notes within the Global Program 2007, due on May 14, 2017, accrues interest at a fix annual rate of 7.875%, payable semi-annually. The principal amount will be amortized in four equal payments, which mature on May 14, 2014, 2015, 2016 and 2017. Public trading of these notes was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA"), the Mercado Abierto Electrónico (“MAE”) and the Luxembourg Stock Exchange.

With the aim of reducing its financial indebtedness and considering the favorable market conditions, between August 2008 and August 2010, TGS proceeded to cancel notes with a nominal value of US$ 125,976,000 respectively, which were previously bought on the market at lower prices in comparison with their nominal value. As of December 31, 2012, TGS’ financial indebtedness amounted to US$ 374,024,000 and thus, the amortization payments will amount to US$ 93,506,000 each.

Covenants:

The Company is subject to some restrictive covenants under its outstanding debt obligations which include, among others, some restrictions to incur new debt, dividend payments, the granting of guarantees, assets sales and transactions with related companies.

The Company may incur new debt, under these restrictions, among others:

i.

 As long as after incurring the new debt, (i) the consolidated coverage ratio (quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1.

ii.

For the refinancing of the outstanding financial debt.

iii.

Provided by advances from customers.

The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) immediately after the dividend payment, the Company would be able to incur in additional indebtedness pursuant to a. from the preceding paragraph.

Other Loans:

On August 24, 2012, TGS signed a Ps. 20,000,000 financial loan with Santander Río Bank bearing interests at 15.01% annual rate which are paid monthly. It amortizes principal in nine quarterly and equal installments of Ps. 2,222,000 which are payable as from August 26, 2013.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

13.

INCOME TAX AND DEFERRED INCOME TAX

The reconciliation between the current tax an the income tax expense charged to the statement of comprehensive income in the year ended December 31, 2012 is as follows:

The components of the net deferred tax assets and liabilities as of December 31, 2012 and January 1, 2012 are the following:

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. This evaluation is based on internal projections

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the year ended December 31, 2012 as follows:

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

14.

ALLOWANCES AND PROVISIONS FOR CONTINGENCIES

15.

FINANCIAL RISK MANAGEMENT

1.

FINANCIAL RISKS FACTORS

The Company´s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, cash flows interest rate risk, and price risk), credit risk and liquidity risk.

1.1

Foreign Exchange risk

The Company is mainly exposed to the fluctuation of the exchange rate of the U.S. dollar against the Argentine peso.

In accordance with the Public Emergency Law, in January 2002, public service tariffs were converted into pesos and fixed at an exchange rate of Ps. l.00 = US$l.00 even as the peso was allowed to devalue against the U.S. dollar. Approximately 29% of TGS’ sales revenues are denominated in Argentine pesos.

As of December 31, 2012, the net monetary liability position that is subject to exchange rate fluctuations amounted to Ps. 1,856,046. This was partially offset by sales for the Liquids Production and Commercialization segment, which about 90% were made in foreign currency during the year 2012.

As of December 31, 2012, the net monetary liability position amounted to US dollars 287,281. Considering the financial position as of December 31, 2012, the Company estimated that each 10% increase in the exchange rate against the US dollar would result in a gain before taxes of Ps. 141,572. This sensitivity analysis is hypothetical and actual impacts may differ significantly and vary over time.

1. 2  Interest rate risk

TGS exposure to market risk associated with changes in interest rates is limited because the 100% of its financial indebtedness bear interest at a fixed rate.

The Company places its cash and current investments in high quality financial institutions in Argentina, the United States of America and Europe. Its policy is to limit exposure with any one institution. TGS’s temporary investments primarily consist of money market mutual funds and fixed-term deposits. As of December 31, 2012, current investments include mutual funds and fixed-term deposits, which amounted to Ps. 605.9 million. These investments bear interest at variable rates.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

Considering the amounts of debt subject to variable interest rates as of December 31, 2012, the Company estimated that a 100 basic points increase in the interest rate would not significantly impact the Company's financial position.

1.3

Commodity Price risk

Operations performed by the Company in its liquids production and commercialization segment are affected by a number of factors beyond its control, including changes in the international prices of the products sold, government regulations on prices, taxes and other charges, among others.

In the liquids production and commercialization segment, TGS is exposed to market risk in relation to price volatility of the LPG and natural gasoline since they are subject to international prices (Mont Belvieu for the LPG and NWE ARA for the natural gasoline). Their prices have fluctuated in response to changing market forces. Based on the volume of sales in 2012, a US$50 per ton change in the weighted-average sale prices of LPG and natural gasoline would have approximately a Ps. 22 million annual net income effect.

TGS does not use derivative financial instruments to mitigate the risks associated with international commodity price fluctuations.

The price at which TGS sells ethane under its agreement –whose expiration date is December 31, 2015- with PBB Polisur S.A. (“Polisur”) is subject to adjustment based on various factors including the PPI, the natural gas price, the quality of the ethane shipped by us and the transportation tariffs and charges. The Company does not consider them as a significant commodity price risk.

1.4

Credit risk

Credit risk represents the exposure to possible losses derived from the lack of compliance by commercial or financial counterparties with the obligations assumed with the Company. This risk mainly results from economic and financial factors or from a possible default of counterparty.

The Company constantly performs credit evaluations of the financial ability of its clients to minimize the potential credit risk.

As of December 31, 2012, current and non-current trade receivables, net of doubtful accounts, amounted to Ps. 449,118 and Ps. 48,057, respectively.

The Company, in the normal course of business, renders natural gas transportation services, principally to gas distribution companies, and Petrobras Argentina. Significant customers in terms of net revenues and trade receivables (net of allowances of doubtful accounts) from gas transportation for the years ended December 31, 2012, are as follows:

	Revenues	Trade Receivables
MetroGAS	184,288	67,357
Camuzzi Gas Pampeana S.A.	98,062	17,342
Gas Natural BAN S.A. (“BAN”)	70,487	7,027
Petrobras Argentina	32,360	5,424
Camuzzi Gas del Sur S.A.	24,388	4,426

TGS’s main customer in the Gas Transportation Segment, MetroGas, due to its financial situation has unilaterally decided to extend the terms of cancellation of its payment obligations. For further information, see Note 17.e.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

Significant customers in the Production and Commercialization of Liquids segment are Petredec Limited (“Petredec”), Petrobras Global Trading BV (“Petrobras Global”), Polisur and Petroleo Brasileiro. Net revenues from these customers (include sales of liquids made on behalf of third parties, from whom TGS withholds charges for the Production and Commercialization of Liquids) and trade receivables (net of allowances of doubtful accounts) for the years ended December 31, 2012 are as follows:

	Revenues	Trade Receivables
Polisur	580,325	76,225
Petredec	342,757	-
Petroleo Brasileiro	256,447	47,020
Petrobras Global	487,314	89,835

Below is a detail of the maturities of the loans, cash and cash equivalents and other investments, excluding allowances for doubtful accounts:

	Cash and cash equivalents	Other investments (1)	Receivables(2)
Total amount without any established term	-	-	74,262
With established term
Due
Until 12-31-2011	-	-	11,601
From 1-01-12 to 03-31-12	-	-	109
From 04-01-12 to 06-30-12	-	-	7,159
From 07-01-12 to 09-30-12	-	-	23,665
From 10-01-12 to 12-31-12	-	-	71,826
Total amount due	-	-	114,360

To become due
From 1-01-13 to 03-31-13	693,044	-	459,381
From 04-01-13 to 06-30-13	-	-	7,778
From 07-01-13 to 09-30-13	-	-	2,898
From 10-01-13 to 12-31-13	-	138,523	5,035
During 2014	-	-	9,675
During 2015	-	-	15,942
During 2016	-	-	9,674
During 2017	-	-	9,674
From 2018 onwards	-	-	6,881
Total amount to become due	693,044	138,523	526,938
Total amount with established term	693,044	138,523	641,298
Total	693,044	138,523	715,560

(1) Includes the loan granted to Pampa Energía which bear a fixed interest rate of 6.8% plus VAT. For further information, see Note 18.

(2) Said credits do not bear interest, except for Ps. 7,863 which bear interest at 5.52% semi-annual rate and Ps. 55,252 which bears CER plus a spread of 8%. The total credits without specific maturity correspond to non-current liabilities.

As of December 31, 2012 the amount of the allowance for doubtful accounts amounted to Ps. 31,300. This amount represents the best estimate according to TGS as disclosed in note 4.b.

Credit risk associated with cash and cash equivalents and other financial investments is limited by the policy to operate only with counterparties (bank institutions) with adequate credit ratings. The

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

Company also has policies of short term deposits whose primary objective is to obtain an adequate return in terms of market characteristics and minimizing risk exposure.

1.5

Liquidity risk

The liquidity risk relates to the Company’s lack of sufficient funds to comply with all its financial and business commitments. To such end, TGS regularly monitors the expected cash flows.

TGS has funding policies whose main objectives are to meet the financing needs at the lowest cost according to market conditions. The main objective of the Company is the financial solvency. Given the current financial market conditions, the Company believes that the availability of resources and the positive cash flow from operations are sufficient to meet its current obligations.

The table below includes a detail of the maturities of the commercial and financial liabilities:

	Loans	Other payable (1)
Total amount without any established term	-	560,956
With established term
Due
Until 12-31-2011	-	41,814
From 1-01-12 to 03-31-12	-	382
From 04-01-12 to 06-30-12	-	382
From 07-01-12 to 09-30-12	-	383
From 10-01-12 to 12-31-12	-	383
Total amount due	-	43,344

To become due
From 1-01-13 to 03-31-13	33	566,739
From 04-01-13 to 06-30-13	18,092	42,041
From 07-01-13 to 09-30-13	2,222	4,286
From 10-01-13 to 12-31-13	2,222	4,286
During 2014	468,376	17,721
During 2015	466,156	18,510
During 2016	459,488	18,510
During 2017	459,490	11,885
From 2018 onwards	-	212,936
Total amount to become due	1,876,079	896,914
Total amount with established term	1,876,079	940,258
Total	1,876,079	1,501,214

(1) Corresponds to the total amount of non-financial liabilities except for provisions for contingencies and negative investments in associated.

1.6

Capital management

The main objective of capital management is to maintain the Company's credit quality and capital ratios that allow TGS to sustain its business and maximize the value for the shareholders.

TGS seeks to maintain a level of cash generation from operating activities that allow the Company to meet all its commitments.

The annual financial debt on the financial debt plus shareholders' equity amounts to 0.48.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

2

FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

2.1

Financial instrument categorization

Accounting policies for the categorization of financial instruments are explained in Note 3.d.

According to the provisions of IFRS 7 and IAS 32, non financial assets and liabilities such as advances in kind from customers, income tax and deferred tax are not included.

The categorization of financial assets and liabilities as of December 31, 2012 is as follows:

2.2

Fair value measurement hierarchy and estimates

According to IFRS, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

The table below shows different assets and liabilities at their fair value classified by hierarchy as of December 31, 2012:

The carrying amount of the financial assets and liabilities is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

As of December 31, 2012, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments.

 The estimated fair value of other non-current assets does not differ significantly from the carrying amount. The estimated fair value of long-term loans does not differ significantly from the carrying amount. The following table reflects the carrying amount and estimated fair value of the 2007 EMTN Program series notes at December 31, 2012 based on their quoted market price:

16.

REGULATORY FRAMEWORK

a)   General framework and current tariff context:

The Company’s Natural Gas Transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs (the “Regulatory Framework”). According to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. The basic natural gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2013, after several extensions.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

of Federal Planning, Public Investment and Services (“MPFIPyS”). UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things.

In June and November 2005, TGS received two proposals from UNIREN. Said proposals provided for a tariff increase of 10%, an overall tariff review, and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. Additionally, said proposals required the Company’s and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company is determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by UNIREN, CIESA and Petrobras Argentina Holding (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”), as TGS and CIESA’s indirect shareholder at that time, informed on the existence of a claim which, jointly with Enron Corp., it initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) under the scope of the World Bank, and that it would only consider waiving its claim if Ponderosa has received fair compensation. In May 2007, the ICSID ordered the Argentine Government to pay US$ 106.2 million to Enron Corp. An ICSID committee annulled the award rendered in 2007 and ordered the American corporation to reimburse the Argentine Republic the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before said tribunal. On October 18, 2010, Enron Creditors Recovery Corp. (Enron Corp’s new corporate name) and Ponderosa Assets filed a new claim against the Argentine Republic before the ICSID. In June 2011, the Tribunal that will hear the case was constituted.

In October 2011, Pampa Energía acquired the rights to control, suspend and to abandon the legal actions of Ponderosa and Enron Creditors Recovery Corp against the Argentine government under the “Call Option Agreement” signed between Pampa Energía, Inversiones Argentina II and GEB Corp. on March 11, 2011. By agreement of the disputing parties, the legal action is suspended until July 17, 2013.

On October 9, 2008, TGS signed a transitional agreement with UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until TGS needed them to carry out an investment plan for its pipeline system. The total of the investment plan had been executed with TGS’ own funds. In September 6, 2011, the investment plan was considered completed by ENARGAS.

On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this Decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs chart and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties and due to this delay, in August 2010, TGS requested ENARGAS authorization to issue the Tariff Chart including the 20% transitory tariff increase and the retroactive collection methodology, requesting the application of an interest rate in line with the established method of payment. ENARGAS responded to TGS that they had submitted the records and the tariff project to the Coordination and Management Control Under Secretariat (“SCyCG”), which is under the scope of the MPFIPyS, based on the Resolution No. 2000/2005 of the MPFIPyS.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

On September 30, 2010, the Company filed an acción de amparo (a summary proceeding to guarantee constitutional rights) against ENARGAS and the SCyCG in order to obtain the implementation of the new tariff increase schedule. On October 25, 2010, ENARGAS and the SCyCG provided the information required by the Judge on October 19, 2010. On November 8, 2010 the Company was served notice of the judgment that upheld the injunction filed by TGS. Said judgment orders the SCyCG  to return to ENARGAS -within a two-day period- the documents remitted by said body in connection with the Tariff Chart applicable to TGS under Decree No. 1,918/09; and orders ENARGAS -within two days following reception of said documents- to set the Tariff Chart and the retroactive collection methodology. ENARGAS and the SCyCG filed an appeal against the judgment that upheld the acción de amparo filed by TGS.

Moreover, on November 16, 2010, TGS received an invitation from UNIREN in order to move forward with the renegotiation of the License Agreement within the scope and in the terms of the Emergency Law, to which end UNIREN requires the suspension of claims, appeals, or administrative or judicial action taken against the Federal Government in connection with or arising from the Renegotiation Process of remuneration under the License Agreement. On November 18, 2010, the Company decided to authorize the suspension of the acción de amparo mentioned above for a twenty- working-day period automatically renewable at the expiration of said term (except that the Board before or at the expiration of each period decides not to renew it) in order to move forward with the renegotiation of the License Agreement. On December 28, 2010, TGS requested ENARGAS and the MPFIPyS the subscription of the suspension, and as of the date of the issuance of these consolidated financial statements, the Company has not received any favorable respond in this matter.

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters set a 60 business day term for the SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by said Body, and for ENARGAS to decide –within a 60 business day term as from reception of said documents-, following verification of compliance with the provisions set forth in the transitory agreement dated October 9, 2008, on the tariff adjustment and the Transitional Tariff Chart stipulated therein. TGS and ENARGAS filed an extraordinary appeal before the Court of Appeals, which were dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, ENARGAS filed an appeal before the Supreme Court of Justice requesting that the appeal dismissed by the Court of Appeals be accepted. On August 25, 2011, the SCyCG returned to ENARGAS the administrative documents giving notice Resolution No. 2000/2005. On June 11, 2012 the Supreme Court of Justice requested the files of the main proceedings in order to solve the appeal filed by ENARGAS, and thereby the Company recorded the fulfillment of the court action by the SCyCG. Since June 25, 2012, the legal proceedings are ongoing at National General Attorney’s Office, organism where they were referred by the Supreme Court of Justice for a prior intervention before the issuance of its ruling.

As over one year has elapsed since the enactment of the Decree No. 1,918/09 and the granting of the above mentioned appeal with suspensive effect, which implies a substantial change in the scenario considered when the tariff increase was recorded, on December 16, 2010 the Board of Directors of the Company resolved: (i) to discontinue the recognition of the tariff increase revenue; (ii) to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009 and in the nine-month period ended September 30, 2010. The reversal of the tariff increase does not imply any resignation to its right resulting from the Decree No. 1,918/09.

According to the 2008 transitional agreement, TGS should reach an agreement with UNIREN on the terms and conditions of the overall renegotiation before the expiration date under the Public Emergency Law, on December 31, 2013. If TGS does not reach this agreement, then UNIREN would inform the Executive Branch and provide it with the recommendations of the procedural steps to follow.

In this regard, in October 2008, TGS received an integral license renegotiation agreement from UNIREN (which includes the initial 20% tariff increase), whose purpose is the license

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

renegotiation and the overall tariff revision. In October 2011, TGS received a new proposal from UNIREN which included similar terms and conditions from the ones included in the last proposal received in 2008. This proposal was accepted by TGS allowing UNIREN to initiate the administrative process for signature when it concluded favorably after the intervention of different competent organisms. UNIREN issued a supplementary report for the subscription of the renegotiation agreement between the Argentine Government and TGS, filing it on December 22, 2011 together with the Agreement filed by TGS before the Legal Under Secretary of the MPFIPyS. Taking into consideration that the case was returned to UNIREN, on July 16, 2012 the Company called for the continuation of appropriate administrative proceedings. On October 4, 2012, TGS notified the UNIREN the filing made before ENARGAS and the Comisión Nacional de Defensa de la Competencia (“CNDC”) regarding the suspension of the claim initiated by Enron Corp. and Ponderosa against the Argentine Republic mentioned above, and formally required the order of quick sentence.

The License establishes, among other restrictions, that the Company will not be allowed to assume CIESA’s obligations, nor to grant loans, real guarantees or any other kind of favor to CIESA’s creditors.

b)

  Regulatory Framework for non-regulated segments

The Production and Commercialization of Liquids segment is not regulated by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within the Company, keeping accounting information separately. However, the Federal Energy Bureau sets the propane and butane sales price for the local market. This agency determines periodically a minimum volume of propane and butane to be commercialized by the producers in the local market in order to guarantee the domestic supply.

Despite the Liquids Production and Commercialization segment is not subject to regulation by ENARGAS, the Argentine government has introduced a set of regulations in recent years having an impact on its operations.

On September 19, 2008 the Federal Energy Bureau and propane and butane (“LPG”) producers, among others, signed an agreement on the price stabilization of the LPG bottles whereby the industry players committed to a substantial reduction in the price of LPG ten (10), twelve (12) and fifteen (15) kgs. bottles, to support low-income consumers throughout the national territory, guarantying the supply of the product at a fixed price –below the market price- to the producers with a quota to each of them. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government.

The validity period was originally agreed until December 1, 2009. As from that date, there were several extensions of the agreement by means of annual amendments. The most recent amendment was signed on December 28, 2012 and its ratification is still pending.

Through Presidential Decree No. 2,067/08 the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The payment of the tariff charge was selectively subsidized -since its inception- according to the destination of the natural gas. In November 2011, ENARGAS issued Resolution No. 1,982/11 and 1991/11 (“the Resolutions”) which modified the list of the subsidy beneficiaries, and thus, involved a charge increase for many of our clients, and for certain of TGS’ own consumption. The tariff charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant rise of the variable costs of natural gas processing.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

In order to avoid this damage, the Company appealed against the Presidential Decree and the Resolutions including National Government, ENARGAS and MPFIPyS as defendants. On July 10, 2012, TGS obtained from the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction which provides that the Company is exempt from the billing and the payment of the tariff charge increase according to the Resolutions, pending the resolution of the claim.

Should this situation disclosed in Note 9.g was not resolved favorably; TGS could have in the future a significant impact on the results of operations. Notwithstanding this, the Management believes it has sufficient grounds to defend its position.

c)   Expansion of the natural gas transportation system

Since 2004, the natural gas transportation system expansion works have been carried out under the Gas Trust Fund Program framework, which was created through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the MPFIPyS, aimed at financing the expansion of the national natural gas transportation system in a manner different from that established in the License.

Under such framework, the MPFIPyS, the Federal Energy Bureau and the natural gas transportation companies, among others, signed in April 2006 a Letter of Intent to carry out the second expansion of the gas pipeline system. In December 2006, the gas trust fund contracts for the second expansion were signed, and TGS entered into an agreement under which the Company will manage the expansion project.

Expansion works initiated in 2006, which where planned in gradual stages, were executed with the aim to be financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the business and industrial users with firm transportation contracts, except for the distribution companies. In addition, TGS is in charge of the rendering of firm transportation services. For these services, TGS is paid a monthly Charge for Access and Use (“CAU”). As of December 31, 2012, the incremental transportation capacity was 314 MMcf/d after the works came into service.

In May 2011, TGS received Valores Representativos de Deuda (“debt securities”) from the trust fund, date of issue February 2010, which cancelled the account receivable of  Ps. 48.1 million related to services rendered for the 247 MMcf/d expansion works. These debt securities amortize principal in 85 monthly, consecutive and equal installments and bear CER interest plus an 8% from their date of issue.

In October 2011, TGS, the Federal Energy Bureau and the trustee of the gas trust funds agreed the terms and conditions under which TGS will render the operation and maintenance services of the assets associated with the incremental transportation capacity of 378 MMcf/d.

Moreover, in October 2011 an amendment to the management agreement corresponding to the works initiated in 2006 was agreed in order to include management services associated with an expansion which will increase firm transportation capacity by 131 MMcf/d and its remuneration, which amounted to Ps. 37 million. Said agreement provided an advance payment equivalent to 20% of the total remuneration, and the remainder 80% through debt securities which amortize principal, in 96 monthly, consecutive and equal installments and bear CER plus a spread of 8% from their date of issue.

As of the date of the issuance of these consolidated financial statements, TGS received debt securities from the trust fund which cancelled the 90% of the mentioned advanced payment and the works that started operating. The principal of said debt securities amounted to Ps. 19.9 million (including accrued interest) as of December 31, 2012 and it is amortized in 96 monthly,

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

consecutive and equal installments which bear CER plus a spread of 8% from their date of issue. The 10% remaining amount was paid in cash.

d)   Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the natural gas transportation service. Therefore, the Company is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than the provision of the licensed service without ENARGAS´s the prior authorization. Any expansion or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of the License, the Company will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)

  the net proceeds of a new competitive bidding.

Once the period of the extension of the License expires, the Company will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

(i) that its bid in the New Bidding be computed at an equal and not lower price, than the appraisal value determined by an investment bank selected by ENARGAS, which represents the value of the business of providing the licensed service as it is driven by the Licensee at the valuation date, as a going concern and without regard to the debts;

(ii) to obtain the new License, without payment, in the event that any bid submitted in the new tender exceeds the appraised value;

(iii) to match the best bid submitted by third parties in the new Bidding, if it would be higher than its bid mentioned in (i),  paying the difference between both values to obtain the new License;

(iv) if the Licensee has participated in the New Bidding but is unwilling to match the best bid made by a third party, to receive the Appraisal Value as compensation for the transfer of the Essential Assets to the new licensee, any excess paid by the third party shall remain for the grantor.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

17.

COMMON STOCK AND DIVIDENDS

a)  Common stock structure and shares’ public offer

As of December 31, 2012 and 2011, the Company’s common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the ADS (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

b)

Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c)   Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

Furthermore, the Company is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 6 – “Covenants”).

d)

Distribution of cash dividends

The Board of Directors, in its meeting held on December 6, 2012, approved the distribution of cash dividends of Ps. 150 million, affecting part of the reserve for future dividends created by the Ordinary Annual Shareholders’ Meeting. This dividend was effectively paid in January 2013.

As of December 31, 2012, the debt corresponding to dividends is disclosed under "Other payable", which is net of the withholding tax on personal assets to be made to holders of share, if applicable, at the time of cash payment.

18.

CONTINGENCIES

a)   Exemption of the sales of liquids in Turnover Tax

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, TGS required the Tax Bureau of the Province of Buenos Aires to exempt the sales of liquids from the turnover tax. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption. In October 2003, the Company filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS’s complaint. In its pronouncement, the Tax Court stated that ethane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

TGS filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that propane and butane sales might be utilized for other uses different from petrochemical industry. As of the date of the issuance of these consolidated financial statements, the Court has not issued any sentence.

On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the Production and Commercialization of Liquids activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, the Company filed corresponding appeals with the Tax Bureau of this province and jointly with the Arbitral Commission. For that reason, the Tax Bureau of the Province of Buenos Aires resolved that until the Arbitral Commission notifies its resolution, the process is suspended. On April 20, 2010, the Arbitral Commission notified its resolution against TGS, and thus, the Company filed an appeal before the Plenary Commission, which in November 2012, made the case to judgment.

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the fiscal period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Bureau of this province in January 2009. As well, the Company appealed with the Arbitral Commission, and thus, the Tax Bureau of this province suspended the process until the Arbitral Commission notifies its resolution.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

On December 4, 2012, TGS was notified with a new formal assessment notice of Ps. 0.8 million regarding the payment of the turnover tax corresponding to the fiscal year 2006 related to the production of liquefied gas, butane, propane and natural gasoline.

As of December 31, 2012, TGS maintains a provision of Ps. 39.1 million.

b)

 CNV – Contingency related to the payment of the withholding tax on interest payments regarding 2004 Notes

In February 2005, the Company was served notice by the CNV that certain notes issued in December 2004 by US$178 million would not fulfil the requirements provided by Article 56 of Chapter VI of the CNV Standards and in Resolution No. 470. Therefore, if CNV’s interpretation prospers, those notes would not be entitled to the benefits of the tax exemption provided by the law No. 23,576, thus the Company would be exposed to a contingency due to the payment of the withholding income tax on interest payments.

On February 18, 2005, TGS filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution No. 470/04. However, the CNV denied the Company’s appeal and on July 8, 2005, TGS filed an appeal with the Ministry of Economy and Production which was subsequently rejected in November 2006. In December 2006, TGS filed a second appeal with said Ministry seeking reconsideration of the rejection, which was rejected in June 2007. In November 2007, TGS challenged said resolution before the Federal Administrative Court.

The Company believes that it has sufficient grounds and other legal instances to defend its position and thus, as of December 31, 2012, TGS has not recorded any provision in this connection.

c)    Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. This assessment corresponds to the period from January 1998 to October 2002. In August 2005, the Company paid the amount claimed of Ps. 1.6 million (including interests until December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the province and then initiating a proceeding in the Provincial Tax Court.

In November 2012, the Department of Revenue of the Province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax for the periods from January 2006 to November 2007 and from January 2008 to April 2011 by the amount of Ps. 5.9 million. On November 23, 2012, the Company filed its appeal, which is pending.

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro claiming the payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, TGS initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007, after exhausting the same procedural steps followed in the case of province of Santa Cruz.

In December 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent TGS a formal assessment notice for the payment of Ps. 6.4 million corresponding to 2002-2007 period, which was denied by the Company. On October 19, 2009, said Tax Bureau notified TGS the dismissal of the motion and thus, on October 28, 2009, the Company filed an administrative appeal.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

As of December 31, 2012, the Company recorded a provision of Ps. 84.5 million in respect of this contingency under the line item "Provisions for contingencies", which amount was determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavourable for the Company.

The Company’s management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

d)    GdE against the Company - Reimbursement for the cost of construction of compressor plants

In 1996, GdE filed a legal action against the Company for the reimbursement for the cost of construction of two compressor plants. After a long litigation process, in 2003, the Supreme Court of Justice sustained GdE's claim and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets plus interest and litigation expenses.

On January 14, 2004, TGS signed an agreement with UNIREN, which was subsequently ratified by the Argentine government through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who operates and maintains such assets.

On November 15, 2011, ENARGAS approved the final works carried out by TGS and offset the provision mentioned above. Finally, in the same act, ENARGAS determined the balance to be paid to the Argentine Government, which was cancelled by TGS on October 25, 2012.

e)

MetroGAS’ financial situation

MetroGAS’ reorganization process

MetroGAS commenced its reorganization process on June 17, 2010. On April 20, 2011, the Commercial Court of the Autonomous City of Buenos Aires resolved to declare admissible the unsecured credit claimed by the Company of Ps. 27.2 million and as eventual unsecured credit the amount of Ps. 71.4 million corresponding to the transitory tariff increase (Note 7.a.) accrued between September 1, 2008 and June 16, 2010.

On April 20, 2011, the Commercial Court of the Autonomous City of Buenos Aires resolved to declare admissible the unsecured credit claimed by TGS in the respect of the reorganization process of MetroGAS. On May 3, 2011, MetroGAS proposed an only category of Creditors. Subsequently, MetroGAS submitted a reorganization agreement proposal to the admitted creditors, which was improved later on. The meeting of MetroGAS’ creditors was held on June 18, 2012, where the reorganization agreement proposal for the admitted creditors was approved unanimously.

On September 7, 2012, the reorganization agreement was approved and the reorganization process was concluded. On December 20, 2012, the Commercial National Court of First Instance upheld the resolution, approving the reorganization process.

On January 11, 2013, MetroGAS proceeded with the issuance of the notes which canceled verified or admissible unsecured claims. These two negotiable obligations (“the Notes”) with maturity date on December 31, 2018, both nominated in US Dollars were: i) a Class A equal to fifty three point two percent (53.2%) of the amount of the verified or admissible unsecured claims and ii) a Class B equal to forty six point eight (46.8%) of the amount of the verified or admissible unsecured claims. Class A Notes bear a fixed interest rate of 8.875% and are payable

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

semiannually on June 30 and December 31 of each year. According to the terms and conditions of the issuance, MetroGAS decided to capitalize accrued interest under Class A Notes from January 1, 2011 to December 31, 2012 and to pay in cash interest accrued from January 1, 2013 to January 11, 2013. Class A Notes shall be due and pay in full in a single payment since their issuance date while Class B Notes shall only become due and payable as a result of the occurrence of certain events of default before June 30, 2014, in accordance with the provisions of the terms and conditions of the Notes. If this event shall have not occurred on or before deadline, Class B Notes shall be automatically cancelled.

The unsecured credit will be considered within the reorganization process proposal, in case the tariff increase is in pursuit of the transitional agreement mentioned in Note 7.a).

As of December 31, 2012, the allowance for doubtful accounts amounted to Ps. 27.2 million.

Post-reorganization proceeding debt

Additionally, MetroGAS has reported that due to its financial situation, it has decided to extend the terms of cancellation of its payment obligations with suppliers and transporters of natural gas. In light of this, as of the date of issuance of these financial statements, the Company has taken different measures to the collection, including an intimation to MetroGAS in terms of subsection b.7) of the Service Regime approved by Presidential Decree No. 2.255/92. As of December 31, 2012, the balance due and unpaid involved amounts of Ps. 67.4 million (of which Ps. 50.2 million are due). As of December 31, 2012, this balance was valued at their discounted value as mentioned in Note 2.d).

Management believes that as of the date of the issuance of these consolidated financial statements, this situation does not represent a risk of default on outstanding balances. In view of the financial situation of MetroGAS described above, the Company's management estimates that the amount of the receivables registered with MetroGAS does not exceed its present value.

f)

Action for annulment of ENARGAS Resolutions No.  I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

Within the framework of a legal action against Resolution No. 1,982/11 and 1,991/11, on July 10, 2012, TGS obtained from the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or intend to collect from TGS the charge with the amounts in compliance with the provisions set forth in both Resolutions and to continue the billing and collection of the amounts stated prior to the issuance of said Resolutions.

ENARGAS and National Government appealed the granting of the injunction before the Court of Appeals in administrative federal matters. On December 21, 2012, TGS expanded the grounds of demand and requested the case to be referred to the defendants.

The violation of the constitutional principles that govern matter and annulment of administrative acts carried out to implement the Resolutions mentioned above, is substantially the fundamental issue raised by TGS in the legal action, because no tax burden may be enforceable without the prior existence of a law framed within the constitutional precepts, and created by the Legislative Branch by a special law. This has been the basis adopted by the presiding judge to issue the injunction mentioned. Furthermore, TGS, to broaden the basis for their demand to issue before it, has referred to the presiding judge confiscatory character that would charge your economic and financial condition of being in full force Resolutions that implement it.

TGS’s Management believes it has enough valid arguments to defend their position, and thus, the Company has not recorded the increase of the charge for gas consumptions from the date of obtaining the injunction until the date of the issuance of these consolidated financial statements.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

In the event this injunction had not been obtained, the impact of the Resolutions, taking into account the possibility of carryforward the charge to the sales price of the product, would have implied a net loss of Ps. 56.3 million

g)

Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

19.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

As from December 2012, the Company signed an agreement to sell natural gasoline to Petroleo Brasileiro. The price is determined by reference international prices minus a fixed discount per ton, according to common market practices for this type of transactions. Said agreement will be effective until November 2013.

In September 2012, the Company signed an agreement to sell propane and butane for export to Petrobras Global. The price is determined by reference international prices plus a fixed discount per ton, according to common market practices for this type of transactions. Said agreement will be effective until April 30, 2013.

Petrobras Argentina is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Argentina is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In December 2011, TGS and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term, expiring in December 2014.

Additionally, TGS renders natural gas transportation services to Petrobras Argentina, for a 106 MMcf/d firm capacity by means of two contracts which expire in 2013 and 2014. Moreover, the Company, under certain agreements, processes the natural gas in Cerri Complex and commercializes the liquids for Petrobras Argentina’s account and on behalf of it. For consideration, TGS collects a commission which is calculated over the liquids selling price.

On October 5, 2011, TGS granted a US$26 million loan to Pampa Energía. This one-year term loan bears interests at an annual fixed rate of 6.8% plus VAT. Subsequently this loan was extended for one year at its maturity date with the same conditions as those applicable at the time of grant.

Under a short-term agreement, signed in December 2012 but retroactively applicable to October 1, 2012, Petrobras Argentina agreed to transfer natural gas and richness to TGS. The price, which is denominated in U.S. dollars, is determined according to common practices, and the agreement will be in force until May 1, 2013.

As of December 31, 2012, the outstanding balances corresponding to the Board of Directors’ and the Statutory Committee members’ compensations amounted to Ps. 863. The accrued amounts for such compensations for the years ended December 31, 2012 were Ps. 2,322.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2012 and January 1, 2012 is as follows:

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

The detail of significant transactions with related parties for the years ended December 31, 2012 is as follows:

20.

SUBSIDIARY AND AFFILIATES

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina holds the remaining 51%.

Exhibit I

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2012 and comparative information

(Stated in thousands of pesos as described in Note 2)

__________________________________________________________________________________________________________

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. EGS is negotiating the completion of the necessary arrangements to implement the transfer mentioned above and its subsequent dissolution.

21.

SUBSEQUENT EVENTS

No subsequent events between the end of the fiscal year and the date of the issuance of these consolidated financial statements have had a material effect on the financial position or the results of operations of the Company.

Rigoberto O. Mejía Aravena
Interim Board of Directors’ Chairman

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Legal address: Don Bosco 3672, 5th floor

City of Buenos Aires

Tax Code No. 30-65786206-8

1.

We have reviewed the accompanying condensed interim consolidated financial statements of Transportadora Gas del Sur S.A. and its subsidiary, including the consolidated statement of financial position at June 30, 2013, the consolidated statements of comprehensive income for the six and three-month periods then ended and the consolidated statements of changes in shareholders’ equity and cash flows for the six-month period then ended and the selected explanatory notes. The balances and other information corresponding to the fiscal year 2012 and to its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

2.

The Board of Directors of the Company is responsible for the preparation and presentation of financial statements under the International Financial Reporting Standards as approved by the International Accounting Standards Board (IASB), adopted as Argentine professional accounting standards by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), and incorporated into the regulations of the National Securities Commission (CNV); therefore, it is responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in paragraph 1. in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.

Our review was limited to applying the procedures laid down by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements, which consist principally in applying analytical procedures to the figures included in the financial statements, requesting information from the personnel in charge of preparing the information included in the financial statements, and its subsequent analysis. These reviews are substantially less in scope than an audit, the objective of which is to express an opinion on the financial statements under examination. Therefore, we do not express an opinion on the Company’s financial position, the results of operations, the changes in the shareholders’ equity and its cash flows or on its consolidated financial statements.

4.

  As indicated in Note 2, the condensed interim consolidated financial statements mentioned in paragraph 1. have been prepared in accordance with IAS 34, this being the first fiscal year in which the Company applies International Financial Reporting Standards. The effects of the changes generated by application of this new accounting basis are disclosed in Note 3. The items and amounts disclosed in the reconciliations included in that note are subject to the changes that could result from variations in the International Financial Reporting Standards, and may only be considered as final upon preparation of the annual financial statements for this fiscal year.

5.

The changes made by the Government to the License operated by the Company mentioned in Note 16.a) of the Exhibit I to the condensed interim consolidated financial statements, mainly the suspension of the original rate adjustment system, its pesification and restructuring, have affected the Company's regulated business, causing uncertainty as to its future development. The Company is renegotiating the terms of the License with the Argentine Government, having accepted in October 2011 the proposal for the comprehensive renegotiation of the license submitted by the Unit for the Renegotiation and Analysis of Public Services Contracts. The administrative procedure established for its signing has not yet been completed since the approval of the different competent bodies is still pending. On the basis of the estimated final outcome of that process, the Company has prepared projections which support the recoverable value of the assets of the regulated business. Consequently, we are not in a position to estimate whether the assumptions used by Management to prepare its projections will materialize in the future and if the recovery value of non-current assets of the regulated business will exceed their respective net book values.

6.

The Company recorded income and value added tax credits for a total of $33.3 million at June 30, 2013, arising from the reversal of the rate increase mentioned in Note 16.a of the Exhibit I to the condensed interim consolidated financial statements. The Company has estimated the present value of such credits taking into account an estimated term for their realization. We are not in a position to assess whether the Company will be successful in recovering such taxes in that term.

7.

Based on our review, considering the effects of possible adjustments and/or reclassifications, if any, on the condensed interim consolidated financial statements that might be required from the resolution of the situations described in paragraphs 5. and 6., nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in paragraph 1, have not been prepared in all material respects, in accordance with IAS 34.

8.

In compliance with current regulations we inform that:

a)

the condensed  interim consolidated financial statements of Transportadora de Gas del Sur S.A. are transcribed into the “Inventory and Balance Sheet” book and as regards those matters that are within our competence, they are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)

the condensed  interim separate financial statements of Transportadora de Gas del Sur S.A. arise from accounting records kept in all formal respects in conformity with legal regulations;

c)

we have read the summary of activity, as regards those matters that are within our competence, we have no observations to make other than those mentioned in paragraphs 5 and 6;

d)

at June 30, 2013 the debt accrued by Transportadora de Gas del Sur S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records amounted to $ 8,680,481 none of which was claimable at that date.

City of Buenos Aires, July 23, 2013

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Carlos N. Martínez Public Accountant (UBA) C.P.C.E. City of Buenos Aires T° 155 - F° 146

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Senior Legal Counsel

Date: August 16, 2013

Footnotes

1() Not covered by Auditor’s Limited Review, except for items 4, 5 and 7.